

GOLDEN ENTERPRISES

2006 Annual Report

Chip In for the Future

Curls Caramel Puff Corn Pork Skins Flaming Hot Pickled Sausage Giant Meat Stick San Antonio Style Salsa Toast Flake Salted Peanuts Pretzels Cheese Puffs Barbecue Dill Pickle Sour Cream and Onion Sweet Heat Honey Barbecue Hot Thin and Crispy Dip Style Gulf Coast Kettle Cooked Onion O's Maizetos Corn Chips Tostados Tortilla Chips Nachos Mrs. B's Salt and Pepper Cheezy O's Cheese Curls Caramel Puff Corn Louisiana Hot Sauce Pork Skins Flaming Hot Pickled Sausage Giant Meat Stick San Antonio Style Salsa Toast Flake Salted Peanuts Pretzels Cheese Curls Caramel Puff Corn Pork Skins Flaming Hot Pickled Sausage Giant Meat Stick San Antonio Style Salsa Toast Flake Salted Peanuts Pretzels Cheese Puffs Barbecue Dill Pickle Sour Cream and Onion Sweet Heat Honey Barbecue Hot Thin and Crispy Dip Style Gulf Coast Kettle Cooked Onion O's Maizetos Corn Chips Tostados Tortilla Chips Nachos Mrs. B's Salt and Pepper Cheezy O's Cheese Curls Caramel Puff Corn Louisiana Hot Sauce Pork Skins Flaming Hot Pickled Sausage Giant Meat Stick San Antonio Style Salsa Toast Flake Salted Peanuts Pretzels Cheese Curls Caramel Puff Corn Pork Skins Flaming Hot Pickled Sausage Giant Meat Stick San Antonio Style Salsa Toast Flake Salted Peanuts ... uffs Barbecue Dill ... and Onion Sweet ... cue Hot Thin and ... Gulf Coast Kettle ... s Maizetos Corn ... illa Chips Nachos ... epper Cheezy O's ... amel Puff Corn ... uce Pork Skins ... d Sausage Giant ... tonio Style Salsa ... Peanuts Pretzels ... el Puff Corn Pork Skins Flaming Hot Pickled Sausage Giant Meat Stick San Antonio Style Salsa Toast Flake Salted Peanuts Pretzels Cheese Puffs Barbecue Dill Pickle Sour Cream and Onion Sweet Heat Honey Barbecue Hot Thin and Crispy Dip Style Gulf Coast Kettle Cooked Onion O's Maizetos Corn Chips Tostados Tortilla Chips Nachos

GOLDEN ENTERPRISES


0 grams Trans Fat!
DELICIOUS TASTE OF STONE GROUND CORN!
Maizetos
TORTILLA CHIPS
MEDIUM
Golden Flake
San Antonio Style Salsa
MEDIUM


GOLDEN FLAKE
The South's Original Potato Chip
Dill Pickle
Flavored
THIN & CRISPY

COUNSEL

Spain & Gillon, L.L.C.
Birmingham, Alabama

AUDITORS

Dudley, Hopton-Jones, Sims & Freeman PLLP

REGISTRAR & TRANSFER AGENT

THE BANK OF NEW YORK
Shareholder Relations Dept. - 11E
P.O. Box 11258
Church Street Station
New York, New York 10286
1-800-524-4458

COMPANY PROFILE

OFFICE HEADQUARTERS: Birmingham, Alabama - Founded in 1923. Golden Flake is "The South's Original Potato Chip."

EMPLOYEES: Golden Flake employs 991 people. 585 employees are involved in route sales and sales supervision, 293 are in production and production supervision, and 113 are management and administrative personnel.

WHAT WE SELL: Golden Flake manufactures and distributes a full line of salted snack items, such as potato chips, tortilla chips, corn chips, pork skins, cheese puffs, cheese curls, onion rings and puff corn. Golden Flake also sells a line of cookie items, salsa and dips, pretzels, peanut butter crackers, cheese crackers, dried meat products and nuts. Our brands include Golden Flake, Mrs. B's, Tostados and Maizetos.

MANUFACTURING PLANTS: Birmingham, AL: This facility consists of three buildings which have a total of approximately 300,000 square feet of floor area. Ocala FL: This plant consists of approximately 100,000 square feet of manufacturing space.

DISTRIBUTION WAREHOUSES: Golden Flake owns branch warehouses in Birmingham, Montgomery, Midfield, Demopolis, Fort Payne, Muscle Shoals, Huntsville, Phenix City, Tuscaloosa, Mobile, Dothan and Oxford, Alabama; Gulfport and Jackson, Mississippi; Chattanooga, Knoxville, and Memphis, Tennessee; Decatur, Marietta, and Macon Georgia; Jacksonville, Panama City, Tallahassee and Pensacola, Florida; Baton Rouge and New Orleans, Louisiana; and Little Rock, Arkansas.

VEHICLES: Golden Flake owns a fleet of 869 vehicles which includes 630 route trucks, 47 tractors, 123 trailers and 69 cars and miscellaneous vehicles.

TO OUR STOCKHOLDERS:

Your Company's results for 2006 reflected continued positive trends in light of difficult challenges. On August 29, 2005, hurricane Katrina ravaged the Louisiana and Mississippi coastline leaving complete devastation in its path. This created challenges for our Company, and our Golden Flake families in that area. Golden Flake employees pulled together to "Chip In" to make a difference with those who were affected, as well as the customers we serve. This response is reflective of our commitment to our employees and customers and our flexibility as a company to make positive things happen.

We achieved sales of $106.6 million, an increase of 3% over last year, a 53 week year. Without the extra week last year, net sales would have increased 5%. Net income was $288,936 compared to a net loss of $14,924 last year. Basic and diluted earnings per share were $.02 for the fiscal year ended June 2, 2006, versus $.00 last year.

Higher fuel, energy cost and increases in commodities have challenged our manufacturing operations as these factors influence our margins. In spite of these unprecedented challenges, manufacturing has met margin expectations through increased efficiencies without sacrificing quality. Increased fuel cost impacted our distribution efficiencies. That being said, sales increases were the result of our Direct Store Delivery Sales Team staying focused on our customer by delivering and merchandising our products to meet the needs of our consumer at store level.

We continue to focus on those factors that influence positive results for both manufacturing and sales, and our team is up to the challenge.

Our company, like others, continues to work on the issues of health care and its escalating costs. Early in 2006, we implemented a strategy that is designed to keep cost under control while maintaining a comprehensive benefits package for our employees.

Our capital expenditure budget is $3.1 million for 2007. We expect to begin implementing these projects during the year, with some possibly being completed in 2008.

We are grateful to the many people who contribute to the success of Golden Enterprises, Inc: Our loyal employees, our customers, our consumers of Golden Flake products and you, our shareholders.

Please accept my personal invitation to attend our annual meeting of stockholders to be held at our Birmingham headquarters on September 21, 2006 at 11:00 A.M. Central Standard Time.



Mark McCutcheon
President & Chief
Executive Officer

"We achieved sales of $106.6 million, an increase of 3% over last year, a 53 week year."

CHIP IN FOR QUALITY

At Golden Flake we are proud to say that quality above all else is something you can find in all our snack foods. Our tradition of focusing on quality extends from our ingredients to finished products. Each employee is completely committed to keeping the high standards our consumers expect from Golden Flake.

CHIP IN FOR FLAVOR

What flavor will we think of next? From traditional favorites to new products, Golden Flake offers a variety of flavors that satisfy every taste. Our team is dedicated to creating innovative flavors that can be enjoyed by all consumers. Developing new, tasty flavors combined with our great potato chips, tortilla chips, cheese puffs and curls, and pork skins is a task we take seriously. New products are important to our business growth. The consumers in our marketing area demand a unique flavor profile that we have supplied successfully for many years. After all, who knows more about flavor than people from the South!

CHIP IN FOR VALUE

Golden Flake's dedication to the customer is not only found in the quality of the snacks we produce, but also in the way we price them. We consider the value-conscious customer and make sure to provide value and taste as key ingredients in all our delicious products. We will continue to introduce new products that are value oriented to excite our customers and increase brand loyalty.


GOLDEN FLAKE.

Golden Flake
The South's Original Potato Chip


GOLDEN FLAKE
The South's Original Potato Chip
THIN & CRISPY.
NET WT. 5 OZ. (141.8g)

CHIP IN FOR SUCCESS

The highest quality for the lowest cost = Golden Flake. A very simple equation to answer, but the most important idea behind the success of our company. We are focused on bringing our consumers what they want in a snack food, and will strive to maintain our reputation of having the best products for the best price. We will continue our tradition by finding new consumers, adding new products and investing in our employees. At Golden Flake, we all chip in to secure the future of our family of employees and stockholders. Commitment (Quality + Flavor + Value) = Success

SOME OF OUR FLAVORITES

Below: Original Flavored Puff Corn


99¢
GOLDEN FLAKE

Golden Flake offers a variety of flavorful snack foods that will satis every taste. We have created several 'flavorites' and continue to e periment with unique and innovative recipes. We pay attention to the textur aroma, and most importantly, the taste of all our products to ensure that evei snack is a masterpiece. Golden Flake is definitely where you find the flavor!

Center: Hot Thin & Crispy Potato Chips, and Sweet Heat Barbecue Flavored Thin & Crispy Potato Chips


GOLDEN FLAKE
The South's Original Pot
HOT
THIN & CRIS
GOLDEN FLAKE
The South's Original Potato
SWEET HEA
BARBECUE
THIN & CRISPY

Below: Dill Pickle Flavored Thin & Crispy Potato Chips


GOLDEN FLAKE
The South's Original Potato Chip
Dill Pickle
Flavored
THIN & CRISPY


Sour Cream 'N On
DIP STYLE






FLAKE
Cheese
PUFFS

Top Right: Golden Flake Cheese Puffs


Mrs. B's
Southern Style

Center: Mrs. B's Salt & Pepper Flavored Wavy Cut Potato Chips

"We have created several 'flavorites' and continue to experiment with unique and innovative recipes."

Left: Sour Cream 'N Onion Artificially Flavored Dip Style Potato Chips

NEW PRODUCTS 2005-2006

Below: *Louisiana Hot Sauce Flavored Chicharrones Pork Skins*


GOLDEN FLAKE
LOUISIANA
FRIED PORK SKINS
CHICHARRONES

Our new product entries for 2005-2006 were successful based on consumer response. Our entire team gets involved from conception to seasoning selection and packaging design. Dedication to building brand loyalty via flavorful new products isn't the easy way to go, but it is the Golden Flake way.


GOLDEN FLAKE
The South's Original Potato Chip
HONEY
BARBECUE
FLAVORED
THIN & CRISPY

Above: Honey Barbecue Flavored Thin & Crispy Potato Chips

Lower Left: San Antonio Style Salsas, Medium and Mild Flavors


MEDIUM
MILD
San Antonio Style Salsa
MEDIUM
San Antonio Style Salsa
MILD

"The high quality and value are reasons why we continue to have successful growth time and time again."


GOLDEN FLAKE
Gulf Coast
KETTLE COOKED
40% Less Fat
Potato Chips • See Back Panel for Nutrition Information.

Left: Gulf Coast 40% Less Fat Kettle Cooked Potato Chips

The high quality and value are reasons why we continue to have successful growth time and time again. We strive to be innovators in our industry and are optimistic that the Golden Flake family of snack foods will remain the brand our customers have grown to trust. With each new product, there is a new opportunity. At Golden Flake, we are always thinking of the future and how to satisfy the changing taste of our consumers. We have proven for 83 years that we are here to listen to the trends of the market and will respond accordingly.

Below: Flaming Hot Pickled Sausage


99¢
GOLDEN FLAKE
FLAMING RED HOT
PICKLED SAUSAGE
MADE WITH BEEF AND CHICKEN, PICKLED IN VINEGAR SOLUTION. ARTIFICIALLY COLORED.
CONTAINS SOY INGREDIENTS.
NET WT. 2.2 OZ

Below: Cheese Flavored Chicharrones Pork Skins


0g Total Carbohydrate
GOLDEN FLAKE
99
CHEESE
FLAVORED
CHICHARRONES
FRIED PORK SKINS
NET WT. 1 7/8 OZ. (53.2g)

Condensed Financial Statements

	2006	2005
Net Sales	106,546,696	103,143,979
Pre-Tax Income	687,322	95,041
Net Income	288,936	(14,924)
Net Income Per Share	.02	(.00)

At year end:

	2006	2005
Total Assets	33,728,082	34,401,747
Total Liabilities	14,011,768	13,494,944
Stockholders' Equity	19,716,314	20,906,803


NET INCOME ($ millions)
7
6
5
4
3
2
1
0
2.5
-.9
.3
2002
2003
2004 -.05
2005 -.01
2006


NET SALES ($millions)
140
120
100
80
60
40
20
0
104.3
96.6
97.6
103.1
106.5
2002
2003
2004
2005
2006


BASIC AND DILUTED EARNINGS PER SHARE ($)
.70
.60
.50
.40
.30
.20
.10
0
.21
-.08
.00
.00
.02
2002
2004
2005
2006


CAPITAL EXPENDITURES NET OF DISPOSALS and DEPRECIATION ($ millions)
7
6
5
4
3
2
1
0
3.8
2.6
.3
2.5
.8
2.3
2.5
2.3
1.3
2.3
2002
2003
2004
2005
2006


TOTAL ASSETS ($ millions)
70
60
50
40
30
20
10
0
40.8
36.5
33.6
34.4
33.7
2002
2003
2004
2005
2006


SHAREHOLDERS' EQUITY ($ millions)
60
50
40
30
20
10
0
27.2
24.1
22.5
21.0
19.7
2002
2003
2004
2005
2006


RETURN ON EQUITY (%)
14
12
10
8
6
4
2
0
10.1
-5.1
0.0
0.0
1.4
2002
2003
2004
2005
2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 2, 2006

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-4339

GOLDEN ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**63-0250005**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
One Golden Flake Drive Birmingham, Alabama	**35205**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number including area code (205) 458-7316

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
Common Capital Stock, Par Value $0.66⅔
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ( ) No (X)

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ( ) No (X)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (X) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form 10-K. (X)

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ( ) No (X)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ( ) No (X)

State the aggregate market value of the voting common stock held by non-affiliates of the registrant as of August 4, 2006. Common Stock, Par Value $0.66⅔ --$17,470,091

Indicate the number of shares outstanding of each of the Registrant's Classes of Common Stock, as of August 4, 2006.

Class	Outstanding at August 4, 2006
Common Stock, Par Value $0.66⅔	11,835,330 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Annual Proxy Statement for the Annual Meeting of Stockholders to be held on September 21, 2006 are incorporated by reference into Part III.

TABLE OF CONTENTS

FORM 10-K ANNUAL REPORT –2006
GOLDEN ENTERPRISES, INC.

PART I

ITEM 1. – BUSINESS

Golden Enterprises, Inc. (the "Company") is a holding company which owns all of the issued and outstanding capital stock of Golden Flake Snack Foods, Inc., a wholly-owned operating subsidiary company ("Golden Flake"). Golden Enterprises is paid a fee by Golden Flake for providing management services for it.

The Company was originally organized under the laws of the State of Alabama as Magic City Food Products, Inc. on June 11, 1946. On March 11, 1958, it adopted the name Golden Flake, Inc. On June 15, 1963, the Company purchased Don's Foods, Inc. a Tennessee corporation which was merged into the Company on December 10, 1966. The Company was reorganized December 31, 1967 as a Delaware corporation without changing any of its assets, liabilities or business. On January 1, 1977, the Company, which had been engaged in the business of manufacturing and distributing potato chips, fried pork skins, cheese curls and other snack foods, spun off its operating division into a separate Delaware corporation known as Golden Flake Snack Foods, Inc. and adopted its present name of Golden Enterprises, Inc.

The Company owns all of the issued and outstanding capital stock of Golden Flake Snack Foods, Inc.

Golden Flake Snack Foods, Inc.

General

Golden Flake Snack Foods, Inc. ("Golden Flake") is a Delaware corporation with its principal place of business and home office located at One Golden Flake Drive, Birmingham, Alabama. Golden Flake manufactures and distributes a full line of salted snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, baked and fried cheese curls, onion rings and puff corn. These products are all packaged in flexible bags or other suitable wrapping material. Golden Flake also sells a line of cakes and cookie items, canned dips, pretzels, peanut butter crackers, cheese crackers, dried meat products and nuts packaged by other manufacturers using the Golden Flake label. No single product or product line accounts for more than 50% of Golden Flake's sales, which affords some protection against loss of volume due to a crop failure of major agricultural raw materials.

Raw Materials

Golden Flake purchases raw materials used in manufacturing and processing its snack food products on the open market and under contract through brokers and directly from growers. A large part of the raw materials used by Golden Flake consists of farm commodities which are subject to precipitous change in supply and price. Weather varies from season to season and directly affects both the quality and supply available. Golden Flake has no control of the agricultural aspects and its profits are affected accordingly.

Distribution

Golden Flake sells its products through its own sales organization and independent distributors to commercial establishments which sell food products in Alabama and in parts of Tennessee, Kentucky, Georgia, Florida, Mississippi, Louisiana, North Carolina, South Carolina, Arkansas, Missouri and Texas. The products are distributed by approximately 468 route salesmen and independent distributors who are supplied with selling inventory by the Company's trucking fleet which operates out of Birmingham, Alabama, Nashville, Tennessee, and Ocala, Florida. All of the route salesmen are employees of Golden Flake and use the direct store door delivery method. Golden Flake is not dependent upon any single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on its business. No single customer accounts for more than 10% of its total sales. Golden Flake has a fleet of 869 company owned vehicles to support the route sales system, including 47 tractors and 123 trailers for long haul delivery to the various company warehouses located throughout its distribution areas, 630 store delivery vehicles and 69 cars and miscellaneous vehicles.

Competition

The snack foods business is highly competitive. In the area in which Golden Flake operates, many companies engage in the production and distribution of food products similar to those produced and sold by Golden Flake. Most, if not all, of Golden Flake's products are in direct competition with similar products of several local and regional companies and at least one national company, the Frito Lay Division of Pepsi Co., Inc., which are larger in terms of capital and sales volume than is Golden Flake. Golden Flake is unable to state its relative position in the industry. Golden Flake's marketing thrust is aimed at selling the highest quality product possible and giving good service to its customers, while being competitive with its prices. Golden Flake constantly tests the quality of its products for comparison with other similar products of competitors and maintains tight quality controls over its products.

Employees

Golden Flake employs approximately 991 employees. Approximately 585 employees are involved in route sales and sales supervision, approximately 293 are in production and production supervision, and approximately 113 are management and administrative personnel.

Golden Flake believes that the performance and loyalty of its employees are two of the most important factors in the growth and profitability of its business. Since labor costs represent a significant portion of Golden Flake's expenses, employee productivity is important to profitability. Golden Flake considers its relations with its employees to be excellent.

Golden Flake has a 401(k) Profit Sharing Plan and an Employee Stock Ownership Plan designed to reward the long term employee for his/her loyalty. In addition, the employees are provided medical insurance, life insurance, and an accident and sickness salary continuance plan. Golden Flake believes that its employee wage rates are competitive with those of its industry and with prevailing rates in its area of operations.

Other Matters

The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are available via the Company's website. The website address is www.goldenflake.com. All required reports are made available on the website as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission.

Environmental Matters

There have been no material effects of compliance with government provisions regulating discharge of materials into the environment.

Recent Developments

No significant changes have occurred in the kinds of products manufactured or in the markets or methods of distribution, and no material changes or developments have occurred in the business done and intended to be done by Golden Flake.

ITEM 1A. – RISK FACTORS

Important factors that could cause the Company's actual business results, performance or achievements to differ materially from any forward looking statements or other projections contained in this Annual Form 10-K Report include, but are not limited to the principal risk factors set forth below. Additional risks and uncertainties, including risks not presently known to the Company, or that it currently deems immaterial, may also impair the Company's business and or operations. If the events, discussed in these risk factors occur, the Company's business, financial condition, results of operations or cash flow could be adversely affected in a material way and the market value of the Company's common stock could decline.

Competition

Price competition and consolidation within the Snack Food industry could adversely impact the Company's performance. The Company's business requires significant marketing and sales effort to compete with larger companies. These larger competitors sell a significant portion of their products through discounting and other price cutting techniques. This intense competition increases the possibility that the Company could lose one or more customers, lose market share and/or be forced to, increase discounts and reduce pricing, any of which could have an adverse impact on the Company's business, financial condition, results of operation and/or cash flow.

Commodity Fluctuations

Significant commodity price fluctuations for certain commodities purchased by the Company, particularly potatoes, could have a material impact on results of operations. In an attempt to manage commodity price risk, the Company, in the normal course of business, enters into contracts to purchase pre-established quantities of various types of raw materials, at contracted prices based on expected short term needs. The Company can also be adversely impacted by changes in the cost of natural gas and other fuel costs. Long term increases in the cost of natural gas and fuel costs could adversely impact the Company's cost of sales and selling, marketing and delivery expenses.

There are other risks and factors not described above that could also cause actual results to differ materially from those in any forward looking statement made by the Company.

Executive Officers Of Registrant And Its Subsidiary

Name and Age	Position and Offices with Management
John S. Stein, 69	Mr. Stein is Chairman of the Board. He was elected Chairman on June 1, 1996. He served as Chief Executive Officer from 1991 to April 4, 2001, and as President from 1985 to 1998 and from June 1, 2000 to April 4, 2001. Mr. Stein also served as President of Golden Flake Snack Foods, Inc. from 1976 to 1991. Mr. Stein retired as an employee with the Company on May 31, 2002. Mr. Stein is elected Chairman annually, and his present term will expire on June 1, 2007.
Mark W. McCutcheon, 51	Mr. McCutcheon is Chief Executive Officer and President of the Company and President of Golden Flake Snack Foods, Inc., a wholly owned subsidiary of the Company. He was elected President and Chief Executive Officer of the Company on April 4, 2001 and President of Golden Flake on November 1, 1998. He has been employed by Golden Flake since 1980. Mr. McCutcheon is elected Chief Executive Officer and President of the Company and President of Golden Flake annually, and his present terms will expire on June 1, 2007.
Patty Townsend, 48	Ms. Townsend is Chief Financial Officer, Vice President and Secretary of Golden Enterprises, Inc. and Controller of Golden Flake Snack Foods, Inc. a wholly owned subsidiary of the Company. She was elected Chief Financial Officer, Vice-President and Secretary of the Company on March 1, 2004 and Controller of Golden Flake on March 15, 1997. She has been employed with the Company since 1988. Ms. Townsend is elected to her positions on an annual basis, and her present term of office will expire on June 1, 2007.
Randy Bates, 52	Mr. Bates is Executive, Vice-President of Sales, Marketing and Transportation for Golden Flake. He has held these positions since October 26, 1998. Mr. Bates was Vice-President of Sales from October 1, 1994 to 1998. Mr. Bates has been employed by Golden Flake since March 1979. Mr. Bates is elected to his positions on an annual basis, and his present term of office will expire on June 1, 2007.
David Jones, 54	Mr. Jones is Executive Vice-President of Operations, Human Resources and Quality Control for Golden Flake. He has held these positions since May 20, 2002. Mr. Jones was Vice-President of Manufacturing from 1998 to 2002 and Vice-President of Operations from 2000 to 2002. Mr. Jones has been employed by Golden Flake since 1984. Mr. Jones is elected to his positions on an annual basis, and his present term of office will expire on June 1, 2007.

ITEM 2. – PROPERTIES

The headquarters of the Company are located at One Golden Flake Drive, Birmingham, Alabama 35205. The properties of the subsidiary are described below.

Golden Flake

Manufacturing Plants and Office Headquarters

The main plant and office headquarters of Golden Flake are located at One Golden Flake Drive, Birmingham, Alabama, and are situated on approximately 40 acres of land which is serviced by a railroad spur track. This facility consists of three buildings which have a total of approximately 300,000 square feet of floor area. The plant manufactures a full line of Golden Flake products. Golden Flake maintains a garage and vehicle maintenance service center from which it services, maintains, repairs and rebuilds its fleet and delivery trucks. Golden Flake has adequate employee and fleet parking.

Approximately 12 acres of the Birmingham property is undeveloped. This property is zoned for industrial use and is readily available for future use. The Company has executed a Purchase and Sale Agreement to sell this property for $1.5 million. The purchaser has until December 23, 2006 to perform its due diligence in regard to the property and may extend the due diligence inspection period for two additional 90 days periods which would extend the due diligence inspection period to June 21, 2007. Purchaser may rescind the Purchase and Sale Agreement if it is not satisfied with its due diligence investigation. The property is located in close proximity to the University of Alabama at Birmingham Campus and purchaser has indicated that it intends to develop the property with student housing. At this time, the Company does not know whether the purchaser will close on the Purchase and Sale Agreement and purchase the property.

Golden Flake also has a manufacturing plant in Ocala, Florida. This plant was placed in service in November 1984. The plant consists of approximately 100,000 square feet, with allowance for future expansion, and is located on a 28-acre site on Silver Springs Boulevard. The Company manufactures corn chips, tortilla chips and potato chips from this facility.

The manufacturing plants, office headquarters and additional lands are owned by Golden Flake free and clear of any debts.

Distribution Warehouses

Golden Flake owns branch warehouses in Birmingham, Montgomery, Midfield, Demopolis, Fort Payne, Muscle Shoals, Huntsville, Phenix City, Tuscaloosa, Mobile, Dothan and Oxford, Alabama; Gulfport and Jackson, Mississippi; Chattanooga, Knoxville, and Memphis, Tennessee; Decatur, Marietta, and Macon Georgia; Jacksonville, Panama City, Tallahassee and Pensacola, Florida; New Orleans, Louisiana; and Little Rock, Arkansas. The warehouses vary in size from 2,400 to 8,000 square feet. All distribution warehouses are owned free and clear of any debts.

Vehicles

Golden Flake owns a fleet of 869 vehicles which includes 630 route trucks, 47 tractors, 123 trailers and 69 cars and miscellaneous vehicles. There are no liens or encumbrances on Golden Flake's vehicle fleet. Golden Flake also owns a 1987 Cessna Citation II aircraft.

ITEM 3. – LEGAL PROCEEDINGS

There are no material pending legal proceedings against the Company or its subsidiary other than ordinary routine litigation incidental to the business of the Company and its subsidiary.

ITEM 4. - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

MARKET AND DIVIDEND INFORMATION

The Company's common stock is traded in the over-the-counter market under the "NASDAQ" symbol, GLDC, and transactions are reported through the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. The following tabulation sets forth the high and low sale prices for the common stock during each quarter of the fiscal years ended June 2, 2006 and June 3, 2005 and the amount of dividends paid per share in each quarter. The Company currently expects that comparable regular cash dividends will be paid in the future.

	Market Price		
Quarter Year Ended 2006	High Price	Low Price	Dividend Paid Per share
First quarter (13 weeks ended September 2, 2005)	$4.890	$3.430	$.0313
Second quarter (13 weeks ended December 2, 2005)	4.850	3.070	.0313
Third quarter (13 weeks ended March 3, 2006)	3.455	2.800	.0313
Fourth quarter (13 weeks ended June 2, 2006)	3.600	2.320	.0313

Year Ended 2005	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended August 27, 2004)	$3.110	$2.330	$.0313
Second quarter (13 weeks ended November 27, 2004)	3.000	2.450	.0313
Third quarter (14 weeks ended March 5, 2005)	4.109	2.010	.0313
Fourth quarter (13 weeks ended June 3, 2005)	4.130	3.170	.0313

As of August 4, 2006, there were approximately 1,500 shareholders of record.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.

The following table provides Equity Compensation Plan information under which equity securities of the Registrant are authorized for issuance:

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	369,000	$3.776	130,000
Equity compensation plans not approved by security holders	0	0	0
Total	369,000	$3.776	130,000

ISSUER PURCHASES OF EQUITY SECURITIES

The Company did not repurchase any shares of its common stock during the fiscal year ended June 2, 2006.

ITEM 6 – SELECTED FINANCIAL DATA

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

FINANCIAL REVIEW (Dollar amounts in thousands, except per share data)

Operations	2006	2005	2004	2003	2002
Net sales (b).......	$ 106,547	$ 103,144	$ 97,583	$ 96,604	$ 104,335
Gain on sales of assets.......	139	107	14	304	756
Other income	483	521	499	506	563
Total revenues.......	107,169	103,772	98,096	97,414	105,654
Cost of sales.......	57,019	55,400	51,243	50,748	54,326
Selling, general and administrative expenses.......	49,168	48,022	46,595	47,686	47,653
Interest.......	295	255	220	269	189
Income (Loss) before cumulative effect of a change in accounting policy and income taxes.......	687	95	38	(1,289)	3,486
Federal and state income taxes.......	398	(110)	84	(361)	1,367
Net income (loss) before cumulative effect of a change in accounting policy.......	289	(15)	(46)	(928)	2,119
Cumulative effect of a change in accounting policy net of taxes.......	-----	-----	-----	-----	413
Net income (loss)	$ 289	$ (15)	$ (46)	$ (928)	$ 2,532
Financial data					
Depreciation and amortization.......	$ 2,285	$ 2,268	$ 2,347	$ 2,490	$ 2,594
Capital expenditures, net of disposals.......	1,343	2,454	832	287	3,802
Working capital.......	4,050	5,328	6,697	8337	10,989
Long-term debt.......	1,915	2,426	2,327	3,862	5,083
Stockholders' equity.......	19,716	20,907	22,456	24,078	27,233
Total assets.......	33,728	34,402	33,623	36,492	40,840
Common stock data					
Net income (loss) before cumulative effect of a change in accounting policy.......	$ .02	$ (0.00)	$ (0.00)	$ (0.08)	$ 0.18
Cumulative effect of a change in accounting policy net of taxes.......	-----	-----	-----	-----	0.03
Basic and diluted net income (loss).......	.02	(0.00)	(0.00)	(0.08)	0.21
Dividends.......	.1250	.1250	.1250	.1875	0.25
Book value.......	1.67	1.77	1.89	2.20	2.29
Price range.......	4.89-2.32	4.15-2.01	3.50-2.15	5.530-1.640	4.550-2.950
Financial statistics					
Current ratio.......	1.36	1.54	1.84	2.09	2.37
Net income (loss) as percent of total revenues.......	.27%	0.00%	0.00%	(1.0)%	2.4%
Net income (loss) as percent of stockholders' equity (a).......	1.5%	0.00%	0.00%	(5.1)%	10.1%
Other data					
Weighted average common shares outstanding.......	11,835,330	11,846,419	11,879,891	11,883,305	11,898,097
Common shares outstanding at year end.......	11,835,330	11,835,330	11,852,830	11,883,305	11,883,305
Approximate number of stockholders.......	1,500	1,500	1,500	1,500	1,500

(a) Average amounts at beginning and end of fiscal year.
(b) Reflects on all periods presented, the effect on revenues of adopting the provisions of the Emerging Issues Task Force of the Financial Accounting Standards Board issue No. 01-9 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) (EITF 01-9)

ITEM 7. – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion provides an assessment of the Company's financial condition, results of operations, liquidity and capital resources and should be read in conjunction with the accompanying consolidated financial statements and notes.

OVERVIEW

The Company manufactures and distributes a full line of snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, baked and fried cheese curls, onion rings and puff corn. The products are all packaged in flexible bags or other suitable wrapping material. The Company also sells a line of cakes and cookie items, canned dips, pretzels, popcorn, peanut butter crackers, cheese crackers, dried meat products and nuts packaged by other manufacturers using the Golden Flake label.

No single product or product line accounts for more than 50% of the Company's sales, which affords some protection against loss of volume due to a crop failure of major agricultural raw materials. Raw materials used in manufacturing and processing the Company's snack food products are purchased on the open market and under contract through brokers and directly from growers. A large part of the raw materials used by the Company consists of farm commodities which are subject to precipitous changes in supply and price. Weather varies from season to season and directly affects both the quality and supply available. The Company has no control of the agricultural aspects and its profits are affected accordingly.

The Company sells its products through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States. The products are distributed by approximately 468 route representatives and independent distributors who are supplied with selling inventory by the Company's trucking fleet. All of the route representatives are employees of the Company and use the Company's direct-store delivery system.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, the preparation of which in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due considerations to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates.

Revenue Recognition

The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

In November 2001, the Emerging Issues Task Force reached a consensus on Issue No. 01-09 Accounting for Consideration given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) effective for annual or interim periods beginning after December 15, 2001. The issue addresses the recognition, measurement and income statement classification for certain sales incentives. The Company implemented this new accounting policy in the fourth quarter of fiscal 2002. The effect of this accounting change is to adopt this policy as of the beginning of the fiscal 2002 (June 1, 2001). Certain of these expenses, including slotting fees, previously classified as selling, general, and administrative expenses, are now characterized as offsets to net sales. Reclassifications have been made to prior period financial statements to conform to current year presentation. Total vendor sales incentives now characterized as reductions of net sales that previously would have been classified as selling, general and administrative expenses were approximately $10.5 million, $11.6 million and $11.6 million for the years ended 2006 2005 and 2004, respectively. There was no resulting impact on net operating results from adopting EITF 01-09.

Change in Accounting Policy

The Company is self-insured for certain casualty losses relating to automobile liability, general liability, workers' compensation, property losses and medical claims. The Company also has stop loss coverage to limit the exposure arising from these claims. Automobile liability, general liability, workers' compensation, and property losses costs are covered by letters of credit with the company's claim administrators.

The Company changed its accounting policy in the fourth quarter of fiscal 2005 with regard to the casualty insurance obligations. The Company adopted the use of a third-party actuary to estimate the casualty insurance obligations on an annual basis. This change in accounting policy was made to determine the ultimate loss and reserve requirements through actuarial assumptions including compensation trends, health care cost trends and discount rates. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors. The cumulative effect of this change in accounting policy did not have a material effect on the financial statements.

Accounts Receivable

The Company records accounts receivable at the time revenue is recognized. Amounts for bad debt expense are recorded in selling, general and administrative expenses on the Consolidated Statements of Operations. The amount of the allowance for doubtful accounts is based on management's estimate of the accounts receivable amount that is uncollectible. Management records a general reserve based on analysis of historical data. In addition, management records specific reserves for receivable balances that are considered high-risk due to known facts regarding the customer. The allowance for bad debts is reviewed quarterly, and it is determined whether the amount should be changed. Failure of a major customer to pay the Company amounts owed could have a material impact on the financial statements of the Company. At June 2, 2006 and June 3, 2005, the Company had accounts receivables in the amount of $8.4 million and $7.7 million, net of an allowance for doubtful accounts of $0.1 million and $0.2 million, respectively.

The following table summarizes the Company's customer accounts receivable profile as of June 2, 2006:

Amount Range	No. of Customers
Less than $1,000.00	1,303
$1,001.00-$10,000.00	607
$10,001.00-$100,000.00	116
$100,001.00-$500,000.00	9
$500,001.00-$1,000,000.00	0
$1,000,001.00-$2,500,000.00	1
Total All Accounts	2,036

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first out method.

Accrued Expenses

Management estimates certain expenses in an effort to record those expenses in the period incurred. The most significant estimates relate to a salary continuation plan for certain key executives of the Company, and to insurance-related expenses, including self-insurance. In 2005, the Company adopted the use of a third-party actuary to estimate the casualty insurance obligations on an annual basis. In determining the ultimate loss and reserve requirements, the third-party actuary uses various actuarial assumptions including compensation trends, health care cost trends and discount rates. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors.

The actuarial calculation includes a margin of error to account for changes in inflation, health care costs, compensation and litigation cost trends as well as estimated future incurred claims. The Company utilized a 75% confidence level for estimating the ultimate outstanding casualty liability. Approximately 75% of each claim should be equal to or less than the ultimate liability recorded based on the historical trends experienced by the Company. If the Company chose a 50% factor, the liability would have been reduced by approximate $0.2 million. If the Company chose a 90% factor, the liability would have increased by approximately $0.2 million.

The Company used 5% and 4% investment rates to discount the estimated claims based on the historical payout pattern during 2006 and 2005, respectively. A one percentage point change in the discount rate would have impacted the liability by approximately $60,500.

Actual ultimate losses could vary from those estimated by the third-party actuary. The Company believes the reserves established are reasonable estimates of the ultimate liability based on historical trends.

As of June 2, 2006, the Company's casualty reserve was $1.9 million and at June 3, 2005 the casualty reserve was $1.9 million.

Employee medical insurance accruals are recorded based on medical claims processed as well as historical medical claims experienced for claims incurred but not yet reported. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual.

OTHER MATTERS

Transactions with related parties, included in Note 13 of the Notes to Consolidated Financial Statements, are conducted on an arm's-length basis in the ordinary course of business.

LIQUIDITY AND CAPITAL RESOURCES

Working capital was $4.1 million at June 2, 2006 compared to $5.3 million at June 3, 2005. Net cash provided by operations amounted to $2.6 million in fiscal year 2006, $2.4 million in fiscal year 2005 and $2.9 million in fiscal year 2004. During 2006, the principal source of liquidity for the Company's operating needs was provided from operating activities, credit facilities and cash on hand.

Additions to property, plant and equipment, net of disposals were $1.3 million, $2.5 million and $0.8 million in fiscal years 2006, 2005 and 2004, respectively, and are expected to be about $3.1 million in 2007.

Cash dividends of $1.5 million, $1.5 million and $1.5 million were paid during fiscal years 2006, 2005, and 2004, respectively.

The amount of cash used to purchase treasury shares in fiscal 2005 was $0.05 million and $0.09 million in fiscal 2004. No cash was used to purchase treasury shares in fiscal 2006.

During fiscal 2006, the company's debt proceeds net of re-paid debt was ($0.9) million.

The following table summarizes the significant contractual obligations of the Company as of June 2, 2006:

Contractual Obligations	Total	2007	2008-2009	2010-2011	Thereafter
Long-Term Debt	$ 1,003,794	$ 750,176	$ 253,618	$ -	$ -
Salary Continuation Plan	1,773,899	112,536	253,870	297,760	1,109,733
Total Contractual Obligations	$ 2,777,693	$ 862,712	$ 507,488	$ 297,760	$ 1,109,733

Other Commitments

The Company had letters of credit in the amount of $3,084,365 outstanding at June 2, 2006 to support the Company's commercial self-insurance program.

The Company has a line-of-credit agreement with a local bank that permits borrowing up to $2 million. The line-of-credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the advance application. The Company's line of credit debt at June 2, 2006 was $313,923 with an interest rate of 8.00%.

The Company's current ratio at year end was 1.36 to 1.00.

Available cash, cash from operations and available credit under the line of credit are expected to be sufficient to meet anticipated cash expenditures and normal operating requirements for the foreseeable future.

OPERATING RESULTS

Net sales increased by 3% in fiscal year 2006, increased by 6% in fiscal year 2005, and increased by 1% in fiscal year 2004. Fiscal 2005 included an extra week of sales. If the extra week is excluded, the increase in net sales for fiscal 2006 would have been 5%.

Cost of sales as a percentage of net sales amounted to 53.5% in 2006, 53.7% in 2005, and 52.5% in 2004.

Selling, general and administrative expenses were 46.1% of net sales in 2006, 46.5% in 2005 and 47.7% in 2004.

The Company's effective tax rates for 2006, 2005 and 2004 were 58.0%, 115.7% and 221.3%, respectively. Note 8 to the Consolidated Financial Statements provides additional information about the provision for income taxes.

OFF-BALANCE SHEET ARRANGEMENT

The Company entered into a five-year term product purchase agreement during the year ending June 1, 2001 with a supplier. Under the terms of the agreement the minimum purchase quantity and the purchase price were fixed resulting in a minimum first year commitment of approximately $2,171,000. After the first year, the minimum purchase quantity was fixed and the purchase unit price was negotiable based on the current market. The purchase product agreement as subsequently amended is described in more detail in Note 13 of the Notes to Consolidated Financial Statements.

MARKET RISK

The principal market risks (i.e. the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are interest rates on its cash equivalents, investment securities and bank loans, and commodity prices affecting the cost of its raw materials.

The Company's cash equivalents consist of short-term marketable securities. Presently these are variable rate money market funds. Its bank loans also carry variable rates. Assuming year end 2006 variable rate investment levels and bank loan balances, a one-point change in interest rates would impact interest income by $80 and interest expense by $10,038.

The Company is subject to market risk with respect to commodities because its ability to recover increased costs through higher pricing may be limited by the competitive environment in which it operates. The Company purchases its raw materials on the open market, under contract through brokers and directly from growers. Futures contracts have been used occasionally to hedge immaterial amounts of commodity purchases, but none are presently being used.

INFLATION

Certain costs and expenses of the Company are affected by inflation, and the Company's prices for its products over the past several years have remained relatively flat. The Company will contend with the effect of further inflation through efficient purchasing, improved manufacturing methods, pricing, and by monitoring and controlling expenses.

Higher fuel and commodity costs continue to be a challenge.

ENVIRONMENTAL MATTERS

There have been no material effects of compliance with government provisions regulating discharge of materials into the environment.

FORWARD-LOOKING STATEMENTS

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those forward-looking statements. Factors that may cause actual results to differ materially include price competition, industry consolidation, raw material costs and effectiveness of sales and marketing activities, as described in the Company's filings with Securities and Exchange Commission.

RECENT DEVELOPMENTS

The Company continues to review and analyze its internal audit program and has directed senior management to dedicate resources and take steps to strengthen controls. The company engaged the services of a third party consultant to assist in its review and analysis. The Company is identifying and implementing actions to improve the effectiveness of procedures and internal controls, including enhanced training with respect to financial reporting and disclosure responsibilities.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised SFAS No. 132 revised employers' disclosures about pension plans and other postretirement benefit plans. It did not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The revised SFAS No. 132 retains the disclosure requirements contained in the original SFAS No. 132. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

In October, 2004, the American Jobs Creation Act of 2004 (The Act) was enacted into law. The FASB had issued Staff Position 109-1 and 109-2 to provide accounting and disclosure guidance relating to the enactment of this Act. The Act allows for a tax deduction of up to 9% (when fully phased-in) of the lesser of qualified production activities income" or taxable income as defined in the Act beginning in 2005. The tax benefits of this deduction are to be recognized in the year in which they are reported on the tax return. The Act also allows for a special one-time tax deductions of 85 percent of certain foreign earnings that are repatriated to a US taxpayer, provided certain criteria are met. The adoption of the Act did not have a material impact on the Company's financial position, results of operation or cash flows.

In November 2004, The FASB issued SFAS No. 151, "Inventory Cost or Amendment of ARB No. 43, Chapter 4." This Statement amends AR 13 No. 43, to clarify abnormal amounts of facility expense, freight, handling costs and wasted material should be recognized in current-period charges. In addition, this Statement requires that allocation of fixed production overhead to the costs on conversion be based on the normal capacity of the production facilities. This provision is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SAFS No. 151 is not expected to have an impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), "Accounting for Stock Based Compensation." The revision established standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services particularly transaction in which an entity obtains employee services in share based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to proved service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition the revised statement amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first annual reporting period beginning after June 15, 2005, with early adoption encouraged. The adoption of this standard is not expected to have a material impact on the company's financial position, results of operations, or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29." APB Opinion No. 29, "Accounting For Nonmonetary Transactions," is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The provisions of this Statement is effective for nonmonetary asset exchanges occurring in the Company's fiscal year 2006. The adoption of SFAS No. 153 did not have a material impact on the Company's financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." This statement carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a significant impact on the Company's results of operations or financial position.

In September 2005, FASB issued its consensus on EITF Issue No. 04-13, *Accounting for Purchases and Sales of Inventory with the Same Counterparty*. This consensus concludes that an entity is required to treat sales and purchases of inventory between the entity and the same counterparty as one transaction for purposes of applying APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, when the transactions are entered into in contemplation of each other. The consensus should be applied to new arrangements entered into, or modifications or renewals of existing arrangements, in the first interim or annual reporting period beginning after March 15, 2006. This consensus is not expected to have a material effect on the Company's financial position, results of operation or cash flows.

In March 2005, the FASB issued FIN No. 47 (FIN47) "Accounting for Conditional Asset Retirement Obligations, an Interpretation of SFAS No. 143." This Interpretation clarifies that a conditional retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The liability should be recognized when incurred, generally upon acquisition, construction or development of the asset. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The Company adopted the provisions of FIN 47 during the fourth quarter of 2005. The adoption had no impact on the financial condition, results of operations or cash flows.

ITEM 7 A.- QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations- Market Risk beginning on page 15.

ITEM 8.- FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the registrant and its subsidiary for the year ended June 2, 2006, consisting of the following, are contained herein:

Consolidated Balance Sheets	- As of June 2, 2006 and June 3, 2005
Consolidated Statements of Operations	- Years ended 2006, 2005, and 2004
Consolidated Statements of Cash Flows	- Years ended 2006, 2005, and 2004
Consolidated Statements of Changes in Stockholders' Equity	- Years ended 2006, 2005, and 2004
Notes to Consolidated Financial Statements	- Years ended 2006, 2005, and 2004
Quarterly Results of Operations	- Years ended 2006, 2005, and 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
Golden Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Golden Enterprises, Inc. and subsidiary as of June 2, 2006 and June 3, 2005, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the three year period ended June 2, 2006. Our audits also included the financial statement schedule listed at Item 15(a) Schedule II. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Enterprises, Inc. and subsidiary as of June 2, 2006 and June 3, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the three year period ended June 2, 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedule, when considering in relation to the basic consolidated financial statements, taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the financial statements, effective May 29, 2004 the Company changed its accounting policy with respect to the casualty insurance liability.

Birmingham, Alabama
July 24, 2006

DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
As of June 2, 2006 and June 3, 2005
ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 321,627	$ 371,204
Receivables:		
Trade accounts	8,477,457	7,656,766
Other	19,321	191,165
	8,496,778	7,847,931
Less: Allowance for doubtful accounts	133,422	156,467
	8,363,356	7,691,464
Notes receivable, current	53,672	49,558
	8,417,028	7,741,022
Inventories:		
Raw materials	1,425,605	1,100,715
Finished goods	2,850,466	2,869,352
	4,276,071	3,970,067
Prepaid expenses	1,608,459	2,436,748
Deferred income taxes	669,976	589,946
Total current assets	15,293,161	15,108,987
PROPERTY, PLANT AND EQUIPMENT		
Land	3,010,974	3,030,974
Buildings	16,628,236	16,670,043
Machinery and equipment	36,561,024	35,170,539
Transportation equipment	15,662,458	15,937,371
	71,862,692	70,808,927
Less: Accumulated depreciation	58,279,641	56,561,891
	13,583,051	14,247,036
OTHER ASSETS		
Notes receivable, long-term	1,716,756	1,770,428
Cash surrender value of life insurance	2,431,626	2,581,358
Other	703,488	693,938
Total other assets	4,851,870	5,045,724
TOTAL	$ 33,728,082	$ 34,401,747

See Accompanying Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDERS' EQUITY

		2006		2005
CURRENT LIABILITIES				
Checks outstanding in excess of bank balances	$	2,619,026	$	1,493,153
Accounts payable		2,210,026		2,270,035
Accrued income taxes		509,318		-
Current portion of long-term debt		750,177		690,332
Line of credit outstanding		313,923		522,008
Other accrued expenses		4,727,753		4,701,726
Salary continuation plan		112,536		103,912
Total current liabilities		11,242,759		9,781,166
LONG-TERM LIABILITIES				
Note payable - bank, non-current		253,618		1,013,846
Salary continuation plan		1,661,363		1,735,885
Deferred income taxes		854,028		964,047
Total long-term liabilities		2,769,009		3,713,778
STOCKHOLDERS' EQUITY				
Common stock - $.66 2/3 par value:				
Authorized 35,000,000 shares;				
issued 13,828,793 shares		9,219,195		9,219,195
Additional paid-in capital		6,497,954		6,497,954
Retained earnings		14,676,759		15,867,248
Treasury shares - at cost (1,993,463 shares in 2006 and 2005)		(10,677,594)		(10,677,594)
Total stockholders' equity		19,716,314		20,906,803
TOTAL	$	33,728,082	$	34,401,747

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ended June 2, 2006, June 3, 2005 and May 28, 2004

	2006	2005	2004
Net sales	$ 106,546,696	$ 103,143,979	$ 97,583,493
Cost of sales	57,018,901	55,399,901	51,243,037
Gross margin	49,527,795	47,744,078	46,340,456
Selling, general and administrative expenses	49,168,289	48,022,149	46,595,519
Operating income (loss)	359,506	(278,071)	(255,063)
Other income (expenses):			
Gain on sale of assets	138,884	107,382	13,861
Interest expense	(294,549)	(255,132)	(219,608)
Other income	483,481	520,862	498,613
Total other income (expenses)	327,816	373,112	292,866
Income before income tax	687,322	95,041	37,803
Provision for income taxes	398,386	109,965	83,649
Net income (loss)	$ 288,936	$ (14,924)	$ (45,846)
PER SHARE OF COMMON STOCK			
Net income	$ 0.02	$ -	$ -
Basic earnings	$ 0.02	$ -	$ -
Diluted earnings	$ 0.02	$ -	$ -

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Fiscal Years Ended June 2, 2006, June 3, 2005 and May 28, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Shares	Total Stockholders' Equity
Balance - May 30, 2003	$ 9,219,195	$ 6,497,954	$ 18,893,553	$ (10,533,177)	$ 24,077,525
Net loss - 2004	-	-	(45,846)	-	(45,846)
Cash dividends paid			(1,484,470)		(1,484,470)
Treasury shares purchased	-	-	-	(91,425)	(91,425)
Balance - May 28, 2004	9,219,195	6,497,954	17,363,237	(10,624,602)	22,455,784
Net loss - 2005	-	-	(14,924)	-	(14,924)
Cash dividends paid	-	-	(1,481,065)	-	(1,481,065)
Treasury shares purchased	-	-	-	(52,992)	(52,992)
Balance - June 3, 2005	9,219,195	6,497,954	15,867,248	(10,677,594)	20,906,803
Net income - 2006	-	-	288,936	-	288,936
Cash dividends paid	-	-	(1,479,425)	-	(1,479,425)
Balance - June 2, 2006	$ 9,219,195	$ 6,497,954	$ 14,676,759	$ (10,677,594)	$ 19,716,314

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended June 2, 2006, June 3, 2005 and May 28, 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash received from customers	$ 105,874,804	$ 102,944,666	$ 97,937,596
Interest income	146,072	150,685	154,944
Rental income	36,469	32,471	31,948
Other operating cash payments/receipts	300,940	337,706	311,721
Cash paid to suppliers & employees for cost of goods sold	(55,762,586)	(53,551,622)	(49,827,013)
Cash paid for suppliers & employees for selling, general & administrative	(47,888,447)	(47,233,583)	(45,894,592)
Income taxes	231,982	3,902	430,216
Interest expense	(294,549)	(255,132)	(219,608)
Net cash provided by operating activities	2,644,685	2,429,093	2,925,212
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(1,670,021)	(2,700,674)	(973,076)
Proceeds from sale of property, plant and equipment	188,221	139,644	155,288
Collection of notes receivable	49,558	45,760	42,254
Net cash used in investing activities	(1,432,242)	(2,515,270)	(775,534)
CASH FLOWS FROM FINANCING ACTIVITIES			
Debt proceeds	21,525,001	16,952,546	10,304,286
Debt repayments	(22,433,469)	(15,725,922)	(11,727,633)
Increase in checks outstanding in excess of bank balances	1,125,873	199,619	136,426
Purchases of treasury shares	-	(52,992)	(91,425)
Cash dividends paid	(1,479,425)	(1,481,065)	(1,484,470)
Net cash used in financing activities	(1,262,020)	(107,814)	(2,862,816)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(49,577)	(193,991)	(713,138)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	371,204	565,195	1,278,333
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 321,627	$ 371,204	$ 565,195

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED...
For the Fiscal Years Ended June 2, 2006, June 3, 2005 and May 28, 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 288,936	$ (14,924)	$ (45,846)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	2,284,669	2,267,718	2,346,880
Deferred income taxes	(190,049)	172,472	(30,251)
Gain on sale of property and equipment	(138,884)	(107,382)	(13,861)
Change in receivables - net	(671,892)	(199,313)	354,103
Change in inventories	(306,004)	(267,018)	(397,854)
Change in prepaid expenses	828,289	(143,805)	588,178
Change in cash surrender value of insurance	149,732	67,209	114,172
Change in other assets	(9,550)	(104,178)	(93,585)
Change in accounts payable	(60,009)	453,156	115,945
Change in accrued expenses	26,027	366,928	45,350
Change in salary continuation plan	(65,898)	(61,770)	(58,019)
Change in accrued income taxes	509,318	-	-
Net cash provided by operating activities	$ 2,644,685	$ 2,429,093	$ 2,925,212

See Accompanying Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Golden Enterprises, Inc. and subsidiary ("Company") conform to accounting principles generally accepted in the United States of America and to general principles within the snack foods industry. The following is a description of the more significant accounting policies:

Nature of the Business
The Company manufactures and distributes a full line of snack items that are sold through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States.

Consolidation
The consolidated financial statements include the accounts of Golden Enterprises, Inc. and its wholly-owned subsidiary, Golden Flake Snack Foods, Inc., (the "Company"). All significant inter-company transactions and balances have been eliminated.

Revenue Recognition
The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

Fiscal Year
The Company ends its fiscal year on the Friday closest to the last day in May. The years ended June 2, 2006, June 3, 2005 and May 28, 2004 included 52, 53, and 52 weeks, respectively.

Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, receivables, accounts payable and short and long-term debt approximate fair value.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventories
Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first-out method.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation and amortization have been provided principally on the straight-line method over the estimated useful lives of the respective assets. Accelerated methods are used for tax purposes.

Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and betterments are capitalized and written off by depreciation and amortization charges. Property retired or sold is removed from the asset and related accumulated depreciation accounts and any profit or loss resulting therefrom is reflected in the statements of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Self-Insurance
The Company is self-insured for certain casualty losses relating to automobile liability, general liability, workers' compensation, property losses and medical claims. The Company also has stop loss coverage to limit the exposure arising from these claims. Automobile liability, general liability, workers' compensation, and property loss costs are covered by letters of credit with the company's claim administrators.

As discussed in Note 2, the Company changed its accounting policy with respect to these casualty insurance liabilities in the fourth quarter of fiscal 2005. The Company now uses a third-party actuary to estimate the casualty insurance obligations on an annual basis, using the fully developed actuarial method of accounting for the self-insurance liability. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors.

Advertising
The Company expenses advertising costs as incurred. These costs are included in selling, general and administrative expenses in the Consolidated Statement of Operations. Advertising expense amounted to $5,970,393, $5,503,641 and $4,609,366 for the fiscal years 2006, 2005 and 2004, respectively.

Income Taxes
Deferred income taxes are provided using the liability method to measure tax consequences resulting from differences between financial accounting standards and applicable income tax laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Segment Information
The Company does not identify separate operating segments for management reporting purposes. The results of operations are the basis on which management evaluates operations and makes business decisions. The Company's sales are generated primarily within the Southeastern United States.

Stock Options
The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. No stock-based compensation cost has been recognized in operations for stock options granted because the option exercise price was equal to or more than the market price of the underlying common stock on the date of grant.

SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," requires the Company to provide pro forma information regarding net income (loss) as if the compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The following table represents the pro forma effect on net income (loss) and earnings (loss) per share as if the Company had applied the fair value based method recognition provisions of SFAS No 123 to stock-based employee compensation:

	Year End					
		2006		2005		2004
Net income (loss) as reported	$	288,936	$	(14,924)	$	(45,846)
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(10,458)		(10,458)		(12,291)
Pro forma net income (loss)	$	278,478		(25,382)		(58,137)
Earnings per share:						
Basic - as reported	$	0.02	$	-	$	-
Basic - Pro forma	$	0.02	$	-	$	-
Diluted - as reported	$	0.02	$	-	$	-
Diluted - Pro forma	$	0.02	$	-	$	-

Shipping and Handling Costs
Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products to customers by the Company are classified as Selling, General and Administrative (SG&A) expenses. Shipping and handling costs classified as SG&A amounted to $2,991,430 million, $2,788,746 million and $2,347,827 million for the fiscal years 2006, 2005 and 2004, respectively.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements
In December 2003, the FASB issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised SFAS No. 132 revised employers' disclosures about pension plans and other postretirement benefit plans.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

It did not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The revised SFAS No. 132 retains the disclosure requirements contained in the original SFAS No. 132. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

In October, 2004, the American Jobs Creation Act of 2004 (The Act) was enacted into law. The FASB had issued Staff Position 109-1 and 109-2 to provide accounting and disclosure guidance relating to the enactment of this Act. The Act allows for a tax deduction of up to 9% (when fully phased-in) of the lesser of qualified production activities income" or taxable income as defined in the Act beginning in 2005. The tax benefits of this deduction are to be recognized in the year in which they are reported on the tax return. The Act also allows for a special one-time tax deductions of 85 percent of certain foreign earnings that are repatriated to a US taxpayer, provided certain criteria are met. The adoption of the Act did not have a material impact on the Company's financial position, results of operation or cash flows.

In November 2004, The FASB issued SFAS No. 151, "Inventory Cost or Amendment of ARB No. 43, Chapter 4." This Statement amends AR 13 No. 43, to clarify abnormal amounts of facility expense, freight, handling costs and wasted material should be recognized in current-period charges. In addition, this Statement requires that allocation of fixed production overhead to the costs on conversion be based on the normal capacity of the production facilities. This provision is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SAFS No. 151 is not expected to have an impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), "Accounting for Stock Based Compensation." The revision established standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services particularly transaction in which an entity obtains employee services in share based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to proved service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition the revised statement amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first annual reporting period beginning after June 15, 2005, with early adoption encouraged. The adoption of this standard is not expected to have a material impact on the company's financial position, results of operations, or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29." APB Opinion No. 29, "Accounting For Nonmonetary Transactions," is based on the opinion that exchanges of nonmonetary assets should be measured based

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The provisions of this Statement is effective for nonmonetary asset exchanges occurring in the Company's fiscal year 2006. The adoption of SFAS No. 153 did not have a material impact on the Company's financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." This statement carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a significant impact on the Company's results of operations or financial position.

In September 2005, FASB issued its consensus on EITF Issue No. 04-13, *Accounting for Purchases and Sales of Inventory with the Same Counterparty.* This consensus concludes that an entity is required to treat sales and purchases of inventory between the entity and the same counterparty as one transaction for purposes of applying APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, when the transactions are entered into in contemplation of each other. The consensus should be applied to new arrangements entered into, or modifications or renewals of existing arrangements, in the first interim or annual reporting period beginning after March 15, 2006. This consensus is not expected to have a material effect on the Company's financial position, results of operation or cash flows.

In March 2005, the FASB issued FIN No. 47 (FIN47) "Accounting for Conditional Asset Retirement Obligations, an Interpretation of SFAS No. 143." This Interpretation clarifies that a conditional retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The liability should be recognized when incurred, generally upon acquisition, construction or development of the asset. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The Company adopted the provisions of FIN 47 during the fourth quarter of 2005. The adoption had no impact on the financial condition, results of operations or cash flows.

NOTE 2 - CHANGE IN ACCOUNTING POLICY

The Company changed its accounting policy in the fourth quarter of fiscal 2005 with regard to casualty insurance reserves. The effect of this accounting change was to adopt this policy as of the beginning of fiscal 2005 (May 29, 2004). Previously, casualty insurance reserves were calculated using the case reserves method. The Company changed this accounting policy to the fully developed actuarial method of estimating insurance reserves. This change in accounting policy was made to improve the quality of the accounting estimate. The fully developed method reflects future costs inherent in the total population of claims including claims reported and IBNR (incurred but not reported). The estimate includes the recognition of inflation trends and the fact that injuries may become more severe over time. The cumulative effect of this change in accounting policy did not have a material effect on the financial statements. The accounting change also increased net income before the cumulative effect in 2005 by $240,028 ($.02) per share.

	First	Second	Third
Basic earnings per share			
Net income (loss) - as reported	$ 0.02	$ -	$ (0.04)
Net income (loss) - pro forma	0.01	-	(0.01)
Diluted earnings per share			
Net income (loss) - as reported	$ 0.02	$ -	$ (0.04)
Net income (loss) - pro forma	0.01	-	(0.01)

NOTE 3- NOTES RECEIVABLE

Notes receivable as of June 2, 2006 and June 3, 2005 consist of the following:

	2006	2005
8% note, due in 120 monthly installments of $3,640 through November 1, 2010, collateralized by property	$ 164,608	$ 193,836
8% note, due in 360 monthly installments of $12,474 through November 1, 2030, collateralized by property	1,605,820	1,626,150
	1,770,428	1,819,986
Less current portion	53,672	49,558
	$ 1,716,756	$ 1,770,428

Maturities at Year End

2008	58,126
2009	62,951
2010	68,176
2011	51,630
2012	32,804
Thereafter	1,443,069

NOTE 4 - PREPAID EXPENSES

At June 2, 2006 and June 3, 2005, prepaid expenses consist of the following:

	2006	2005
Prepaid slotting fees	$ 177,479	$ 421,198
Other prepaid expenses	1,430,980	2,015,550
	$ 1,608,459	$ 2,436,748

NOTE 5 - OTHER ACCRUED EXPENSES

At June 2, 2006 and June 3, 2005, other accrued expenses consist of the following:

	2006	2005
Accrued payroll	$ 461,050	$ 468,047
Self insurance liability	1,885,500	1,931,800
Accrued vacation	1,402,369	1,410,187
Other accrued expenses	978,834	891,692
	$ 4,727,753	$ 4,701,726

NOTE 6- LINE OF CREDIT

The Company has a line of credit agreement with a local bank which permits borrowing up to $2 million. The balance on the line of credit at June 2, 2006 was $313,923 a rate of 8.00%. The line of credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the advance application.

NOTE 7 - LONG-TERM LIABILITIES

At June 2, 2006 and June 3, 2005, long-term debt consists of the following:

	2006	2005
Note payable - bank - payable in equal monthly installments of $65,108 including interest at the LIBOR index rate plus 1.75% (6.77% at June 2, 2006) through November 30, 2007, secured by equipment	$ 1,003,794	$ 1,704,178
Less: current portion	750,176	690,332
	$ 253,618	$ 1,013,846

	2008
Maturities at June 2, 2006	$ 253,618

NOTE 7- LONG-TERM LIABILITIES - CONTINUED

Other long-term obligations at June 2, 2006 and June 3, 2005 consist of the following:

	2006	2005
Salary continuation plan	$ 1,773,899	$ 1,839,797
Less: current portion	(112,536)	(103,912)
	$ 1,661,363	$ 1,735,885

The Company is accruing the present values of the estimated future retirement payments over the period from the date of the agreements to the retirement dates, for certain key executives. The Company recognized compensation expense of approximately $38,058, $34,178 and $30,576 for fiscal 2006, 2005 and 2004, respectively.

NOTE 8 - INCOME TAXES

At June 2, 2006, June 3, 2005 and May 28, 2004 the provision for income taxes consists of the following:

	2006	2005	2004
Current:			
Federal	$ 523,353	$ (55,620)	$ 101,350
State	65,082	(6,890)	12,550
	588,435	(62,510)	113,900
Deferred:			
Federal	(169,111)	155,191	(27,859)
State	(20,938)	17,284	(2,392)
	(190,049)	172,475	(30,251)
Total	$ 398,386	$ 109,965	$ 83,649

NOTE 8- INCOME TAXES - CONTINUED

The effective tax rate for continuing operations differs from the expected tax using statutory rates. A reconciliation between the expected tax and actual tax follows:

	2006	2005	2004
Tax on income at statutory rates	$ 233,689	$ 32,327	$ 12,853
(Decrease) increase resulting from:			
State income taxes, less Federal income tax effect	42,954	(4,547)	8,741
Tax exempt interest	(881)	(1,142)	(1,388)
Change in valuation allowance	36,040	57,559	55,000
Other - net	86,584	25,768	8,443
Total	$ 398,386	$ 109,965	$ 83,649

The tax effects of temporary differences that result in deferred tax assets and liabilities are as follows:

	2006	2005
Deferred tax assets		
Salary continuation plan	$ 650,489	$ 674,654
Accrued vacation	514,248	517,116
Contribution carryforward	423,569	383,657
Inventory capitalization	16,463	21,471
Allowance for doubtful accounts	48,926	57,377
Other accrued expenses	155,421	164,241
Gross defered tax assets before valuation allowance	1,809,116	1,818,516
Less valuation allowance	(268,599)	(232,559)
Total deferred tax assets	1,540,517	1,585,957
Deferred tax liabilities		
Property and equipment	1,659,487	1,805,605
Prepaid expenses	65,082	154,453
Total deferred tax liabilities	1,724,569	1,960,058
Net deferred tax liability	$ (184,052)	$ (374,101)

NOTE 9- EMPLOYEE BENEFIT PLANS

The Company has trusteed "Qualified Profit-Sharing Plans" that were amended and restated effective June 1, 1996 to add a 401(k) salary reduction provision. Under this provision, employees can contribute up to fifty percent of their compensation to the plan on a pretax basis subject to regulatory limits; and the Company, at its discretion, can match up to 4 percent of the participants' compensation. The annual contributions to the plans are determined by the Board of Directors. Total plan expenses for the years ended June 2, 2006, June 3, 2005, and May 28, 2004 were $122,641, $129,529 and $94,683 respectively.

The Company has an Employee Stock Ownership Plan that covers all full-time employees. The annual contributions to the plan are amounts determined by the Board of Directors of the Company. Annual contributions are made in cash or common stock of the Company. The Employee Stock Ownership Plan expenses for the years ended June 2, 2006, June 3, 2005 and May 28, 2004 were $-0-. Each participant's account is credited with an allocation of shares acquired with the Company's annual contributions, dividends received on ESOP shares and forfeitures of terminated participants' nonvested accounts.

The Company has a salary continuation plan with certain of its key officers whereby monthly benefits will be paid for a period of fifteen years following retirement. The Company is accruing the present value of such retirement benefits until the key officers reach normal retirement age at which time the principal portion of the retirement benefits paid are applied to the liability previously accrued. The change in the liability for the Salary Continuation Plan is as follows:

	2006	2005
Accrued Salary Continuation Plan - beginning of year	$ 1,839,797	$ 1,901,567
Benefits Accrued	38,058	34,178
Benefits Paid	(103,956)	(95,948)
Accrued Salary Continuation Plan - end of year	$ 1,773,899	$ 1,839,797

NOTE 10 - LONG-TERM INCENTIVE PLANS

The Company has a long-term incentive plan currently in effect under which future stock option grants may be issued. This Plan (the 1996 Plan) is administered by the Stock Option Committee of the Board of Directors, which has sole discretion, subject to the terms of the Plan, to determine those employees, including executive officers, eligible to receive awards and the amount and type of such awards. The Stock Option Committee also has the authority to interpret the Plan, formulate the terms and conditions of award agreements and make all other determinations required in the administration thereof. All options outstanding at the end of the 2006, 2005, and 2004 are exercisable.

The 1996 Plan provides for the granting of Incentive Stock Options as defined under the Internal Revenue Code. Under the Plan, grants may be made to selected officers and employees, of incentive stock option with a term not exceeding ten years from the issue date and at a price not less than the fair market value of the Company's stock at the date of grant.

NOTE 10 - LONG-TERM INCENTIVE PLANS - CONTINUED

Five hundred thousand shares of the Company's stock have been reserved for issuance under this Plan. The following is a summary of transactions:

Shares Under Option	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding - beginning of year	369,000	$ 3.78	369,000	$ 3.78	369,000	$ 3.78
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Cancelled	-	-	-	-	-	-
Outstanding - end of year	369,000	$ 3.78	369,000	$ 3.78	369,000	$ 3.78

Pro forma information regarding net income and earnings per share is presented as if the Company had accounted for its employees stock options under the fair value method. The per share weighted average fair value of the stock options granted during fiscal 2002 was $.25. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate 5.05 percent; dividend yield 6.56 percent; expected option life of 5 years; and expected volatility of 15 percent.

The Black-Scholes options pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect an option's fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of it employee stock options.

NOTE 11 - NET INCOME PER SHARE

Basic earnings per common share are computed by dividing earnings available to stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects per share amounts that would have resulted if dilutive potential common stock equivalents had been converted to common stock, as prescribed by Statement of Financial Accounting Standards No. 128, "Earnings per Share". At June 2, 2006, the effect of options was computed on the 40,000 shares of common stock that were dilutive at that time. Options on the remaining 329,000 shares were not included in the computation of diluted earnings per share because the options' exercise price were greater than the average market price of the common shares and, therefore, the effect would be antidilutive. At June 3, 2005 and May 28, 2004 options on all 329,000 common shares were antidilutive. The following reconciles the information used to compute basic and diluted earnings per share:

	Average Common Stock Shares		
	2006	2005	2004
Basic weighted average shares outstanding....................	11,835,330	11,846,419	11,879,891
Effect of options..	329	-	-
Diluted shares..	11,835,659	11,846,419	11,879,891

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. SFAS 107 defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

The carrying amounts for cash and cash equivalents approximate fair value because of the short maturity, generally less than three months, of these instruments.

The fair value of notes receivable is estimated by using a discount rate that approximates the current rate for comparable notes. At June 2, 2006 and June 3, 2005 the aggregate fair value was approximately $2,090,955 and $2,364,641 compared to a carrying amount of $1,770 428 and $1,819,986, respectively.

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS -CONTINUED

The interest rate on the Company's long-term debt is reset monthly to reflect the 30 day LIBOR rate. Consequently, the carrying value of the bank debt approximates fair value.

The carrying value of the Company's salary continuation plan and accrued liability approximates fair value because present value is used in accruing this liability.

The Company does not hold or issue financial instruments for trading purposes and has no involvement with forward currency exchange contracts.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Rental expense was $354,261 in 2006, $316,724 in 2005 and $493,028 in 2004. At June 2, 2006, the Company was not obligated under any significant operating leases.

The Company leases its airplane to a major shareholder of the Company for approximately $20,000 per month. The lease provides for their personal use of the airplane for up to 100 flight hours per year and is for a term of one year with automatic renewal at the option of either party.

The Company had letters of credit in the amount of $3,084,365 outstanding at June 2, 2006 to support the Company's commercial self-insurance program. The Company pays a commitment fee of 0.50% to maintain the letters of credit.

The Company entered into a five-year term product purchase commitment during the year ending June 1, 2001 with a supplier. Under the terms of the agreement the minimum purchase quantity and the unit purchase price were fixed resulting in a minimum first year commitment of approximately $2,171,000. After the first year, the minimum purchase quantity was fixed and the purchase unit price was negotiable, based on current market. Subsequently, in September 2002, the product purchase agreement was amended to fix the purchase unit price and establish specific annual quantities. The Company, as of June 2, 2006, has no outstanding long term product purchase commitments.

The Company has entered into various other short term purchase commitments with suppliers for raw materials in the normal course of business.

The Company is subject to routine litigation and claims incidental to its business. In the opinion of management, such routine litigation and claims should not have a material adverse effect upon the Company's consolidated financial statements taken as a whole.

NOTE 14 - CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company maintains deposit relationships with high credit quality financial institutions. The Company's trade receivables result primarily from its snack food operations and reflect a broad customer base, primarily large grocery store chains located in the Southeastern United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

The Company's notes receivable require collateral and management believes they are well secured.

NOTE 15 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations of the years ended June 2, 2006 and June 3, 2005.

	Net Sales	Net (Loss) Income	Per Share Net (Loss) Income
Quarter			
2006			
First	$ 26,031,836	$ (64,242)	$ (0.01)
Second	25,430,115	(289,031)	(0.02)
Third	26,819,759	490,297	0.04
Fourth	28,264,986	151,912	0.01
For the year	$ 106,546,696	$ 288,936	$ 0.02
2005			
First	$ 24,766,426	$ 65,737	$ 0.01
Second	24,851,760	47,151	-
Third	27,012,648	(136,754)	(0.01)
Fourth	26,513,145	8,942	-
For the year	$ 103,143,979	$ (14,924)	$ -

Quarterly net income amounts for 2005 have been adjusted from amounts reported in the Company's 10-Q's to reflect the change in accounting discussed in Note 2.

NOTE 16 - SUPPLEMENTARY STATEMENT OF INCOME INFORMATION

The following tabulation gives certain supplementary statement of income information for continuing operations for the years ended June 2, 2006, June 3, 2005 and May 28, 2004:

	2006	2005	2004
Maintenance and repairs	$ 6,274,607	$ 6,036,556	$ 5,914,221
Depreciation	2,284,669	2,267,718	2,346,880
Payroll taxes	2,341,678	2,379,888	2,241,443
Advertising costs	5,970,393	5,503,641	4,609,366

Amounts for other taxes, rents and research and development costs are not presented because each of such amounts is less than 1% of total revenues.

NOTE 17- SUBSEQUENT EVENT

A Purchase and sales agreement was executed by and between Golden Flake Snack Foods, Inc. as Seller, and Educational Development Company of America, LLC & Waterbury Companies, LLC as Purchaser, with an effective date of June 26, 2006, for the sale of approximately 12 acres of land located adjacent to the Company's office headquarters and manufacturing plant in Birmingham, Alabama. The purchase price is $1,500,000.00.

ITEM 9. – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. – CONTROLS AND PROCEDURES

The Company performed an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the fiscal year ended June 2, 2006. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year ended June 2, 2006, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that the Company files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the specified time periods.

ITEM 9B. – OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. – DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

With the exception of information set forth under the caption Executive Officers of the Registrant and Its Subsidiary which appears in Part I of this Form 10-K on Page 6, the information required by this item is incorporated by reference to the sections entitled "Election of Directors," "Additional Information Concerning the Board of Directors," "Executive Compensation and Other Information," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Code of Conduct and Ethics" of the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders to be held September 21, 2006.

ITEM 11. – EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the sections entitled "Executive Compensation and Other Information" of the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders to be held September 21, 2006. See Item 5 of this Annual Report on Form 10-K for information concerning the Company's equity compensation plans.

ITEM 12. – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Section 16(a) Beneficial Ownership Reporting Compliance," of the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders to be held September 21, 2006.

ITEM 13. – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to the section entitled "Certain Transactions" of the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders to be held September 21, 2006.

ITEM 14. – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the section entitled "Independent Accountants" of the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders to be held September 21, 2006.

Prior to September 29, 2006, the Company will file a definitive Proxy Statement with the Securities and Exchange Commission pursuant to Regulation 14A which involves the election of directors.

PART IV

ITEM 15.- EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. LIST OF FINANCIAL STATEMENTS

The following consolidated financial statements of Golden Enterprises, Inc., and subsidiary required to be included in Item 8 are listed below:

Consolidated Balance Sheets – June 2, 2006 and June 3, 2005

Consolidated Statements of Operations- Years ended June 2, 2006, June 3, 2005 and May 28, 2004

Consolidated Statements of Changes in Stockholders' Equity- Years ended June 2, 2006, June 3, 2005, and May 28, 2004

Consolidated Statements of Cash Flows- Years ended June 2, 2006, June 3, 2005 and May 28, 2004

Notes to Consolidated Financial Statements

(a) 2. LIST OF FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements schedule is included in Item 15 (c):

Schedule II- Valuation and Qualifying Accounts

All other schedules are omitted because the information required therein is not applicable, or the information is given in the financial statements and notes thereto.

(a) 3. Exhibits

(3) Articles of Incorporation and By-laws of Golden Enterprises, Inc.

3.1 Certificate of Incorporation of Golden Enterprises, Inc. (originally known as "Golden Flake, Inc.") dated December 11, 1967 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.2 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated December 22, 1976 (incorporated by reference to Exhibit 3.2 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.3 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 2, 1978 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1979 Form 10-K filed with the Commission).

3.4 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 4, 1979 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1980 Form 10-K filed with the Commission).

3.5 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 24, 1982 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1983 Form 10-K filed with the Commission).

3.6 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 22, 1983 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1983 filed with the Commission).

3.7 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 3, 1985 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1985 filed with the Commission).

3.8 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 23, 1987 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

3.9 By-Laws of Golden Enterprises, Inc. (incorporated by reference to Exhibit 3.4 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

(10) Material Contracts.

10.1 A Form of Indemnity Agreement executed by and between Golden Enterprises, Inc. and Each of Its Directors (incorporated by reference as Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1987 filed with the Commission).

10.2 Amended and Restated Salary Continuation Plans for John S. Stein (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1990 Form 10-K filed with the Commission).

10.3 Indemnity Agreement executed by and between the Company and J. Wallace Nall, Jr. (incorporated by reference as Exhibit 19.4 to Golden Enterprises, Inc. May 31, 1991 Form 10-K filed with the Commission).

10.4 Salary Continuation Plans - Retirement, Disability and Death Benefits for F. Wayne Pate (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.5 Indemnity Agreement executed by and between the Registrant and F. Wayne Pate (incorporated by reference as Exhibit 19.3 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.6 Golden Enterprises, Inc. 1996 Long-Term Incentive Plan (incorporated by reference as Exhibit 10.1 to Golden Enterprises, Inc. May 31, 1997 Form 10-K filed with the Commission).

10.7 Equipment Purchase and Sale Agreement dated October 2000 whereby Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., sold the Nashville, Tennessee Plant Equipment (incorporated by reference as Exhibit 10.1 to Golden Enterprises, Inc. May 31, 2001 Form 10-K filed with the Commission).

10.8 Real Property Contract of Sale dated October 2000 whereby Golden Flake Snack Foods, Inc. sold the Nashville, Tennessee Plant Real Property (incorporated by reference as Exhibit 10.2 to Golden Enterprises, Inc. May 31, 2001 Form 10-K filed with the Commission).

10.9 Amendment to Salary Continuation Plans, Retirement and Disability for F. Wayne Pate dated April 9, 2002 (incorporated by reference to Exhibit 10.2 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.10 Amendment to Salary Continuation Plans, Retirement and Disability for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.3 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.11 Amendment to Salary Continuation Plan, Death Benefits for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.4 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.12 Retirement and Consulting Agreement for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.5 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.13 Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.6 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.14 Trust Under Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.7 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.15 Lease of aircraft executed by and between Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., and Joann F. Bashinsky dated February 1, 2006.

10.16 Purchase and Sale Agreement executed by and between Golden Flake Snack Foods, Inc., as Seller, and Educational Development Company of America, LLC & Waterbury Companies, LLC, as Purchaser, with an effective date of June 26, 2006, for the sale of approximately 12 acres of land located adjacent to the Company's Office Headquarters and Manufacturing Plant in Birmingham, Alabama.

(14) Code of Ethics

14.1 Golden Enterprises, Inc.'s Code of Conduct and Ethics adopted by the Board of Directors on April 8, 2004 (incorporated by reference to Exhibit 14.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

(18) Letter Re: Change in Accounting Principles

18.1 Letter from the Registrant's Independent Accountant dated August 12, 2005 indicating a change in the method of applying accounting practices followed by the Registrant for the fiscal year ended June 3, 2005 (incorporated by reference to Exhibit 18.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission)

21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission)

(31) Certifications

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-

Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99) Additional Exhibits

99.1 A copy of excerpts of the Last Will and Testament and Codicils thereto of Sloan Y. Bashinsky, Sr. and of the SYB Common Stock Trust created by Sloan Y. Bashinsky, Sr. providing for the creation of a Voting Committee to vote the shares of common stock of Golden Enterprises, Inc. held by SYB, Inc. and the Estate/Testamentary Trust of Sloan Y. Bashinsky, Sr. (incorporated by reference to Exhibit 99.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN ENTERPRISES, INC.

By /s/Patty Townsend
Patty Townsend
Vice President, Secretary and Principal Financial Officer

August 25, 2006
Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/John S. Stein **John S. Stein**	Chairman of Board	August 25, 2006
/s/Mark W. McCutcheon **Mark W. McCutcheon**	Chief Executive Officer, President and Director	August 25, 2006
/s/Patty Townsend **Patty Townsend**	Vice President, Secretary and Principal Financial Officer	August 25, 2006
/s/F. Wayne Pate **F. Wayne Pate**	Director	August 25, 2006
/s/Edward R. Pascoe **Edward R. Pascoe**	Director	August 25, 2006
/s/John P. McKleroy, Jr. **John P. McKleroy, Jr.**	Director	August 25, 2006
/s/James I. Rotenstreich **James I. Rotenstreich**	Director	August 25, 2006
/s/John S.P. Samford **John S.P. Samford**	Director	August 25, 2006
/s/J. Wallace Nall, Jr. **J. Wallace Nall, Jr.**	Director	August 25, 2006
/s/Joann F. Bashinsky **Joann F. Bashinsky**	Director	August 25, 2006

SCHEDULE II

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

VALUATION AND QUALIFYING ACCOUNTS

For the Fiscal Years Ended June 2, 2006, June 3, 2005 and May 28, 2004

Allowance for Doubtful Accounts	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Year ended May 28, 2004	$196,100	$131,771	$142,871	$185,000
Year ended June 3, 2005	$185,000	$174,455	$202,988	$156,467
Year ended June 2, 2006	$156,467	$23,676	$46,721	$133,422

INDEX TO EXHIBITS

Page

3.1 Certificate of Incorporation of Golden Enterprises, Inc. (originally known as "Golden Flake, Inc.") dated December 11, 1967 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.2 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated December 22, 1976 (incorporated by reference to Exhibit 3.2 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.3 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 2, 1978 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1979 Form 10-K filed with the Commission).

3.4 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 4, 1979 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1980 Form 10-K filed with the Commission).

3.5 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 24, 1982 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1983 Form 10-K filed with the Commission).

3.6 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 22, 1983 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1983 filed with the Commission).

3.7 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 3, 1985 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1985 filed with the Commission).

3.8 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 23, 1987 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

3.9 By-Laws of Golden Enterprises, Inc. (incorporated by reference to Exhibit 3.4 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

10.1 A Form of Indemnity Agreement executed by and between Golden Enterprises, Inc. and Each of Its Directors (incorporated by reference as Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1987 filed with the Commission).

10.2 Amended and Restated Salary Continuation Plans for John S. Stein (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1990 Form 10-K filed with the Commission).

10.3 Indemnity Agreement executed by and between the Company and J. Wallace Nall, Jr. (incorporated by reference as Exhibit 19.4 to Golden Enterprises, Inc. May 31, 1991 Form 10-K filed with the Commission).

10.4 Salary Continuation Plans - Retirement, Disability and Death Benefits for F. Wayne Pate (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.5 Indemnity Agreement executed by and between the Registrant and F. Wayne Pate (incorporated by reference as Exhibit 19.3 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.6 Golden Enterprises, Inc. 1996 Long-Term Incentive Plan (incorporated by reference as Exhibit 10.1 to Golden Enterprises, Inc. May 31, 1997 Form 10-K filed with the Commission).

10.7 Equipment Purchase and Sale Agreement dated October 2000 whereby Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., sold the Nashville, Tennessee Plant Equipment (incorporated by reference as Exhibit 10.1 to Golden Enterprises, Inc. May 31, 2001 Form 10-K filed with the Commission).

10.8 Real Property Contract of Sale dated October 2000 whereby Golden Flake Snack Foods, Inc. sold the Nashville, Tennessee Plant Real Property (incorporated by reference as Exhibit 10.2 to Golden Enterprises, Inc. May 31, 2001 Form 10-K filed with the Commission).

10.9 Amendment to Salary Continuation Plans, Retirement and Disability for F. Wayne Pate dated April 9, 2002 (incorporated by reference to Exhibit 10.2 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.10 Amendment to Salary Continuation Plans, Retirement and Disability for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.3 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.11 Amendment to Salary Continuation Plan, Death Benefits for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.4 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.12 Retirement and Consulting Agreement for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.5 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.13 Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.6 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

Page

10.14	Trust Under Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.7 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).	
10.15	Lease of aircraft executed by and between Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., and Joann F. Bashinsky dated February 1, 2006.	52
10.16	Purchase and Sale Agreement executed by and between Golden Flake Snack Foods, Inc., as Seller and Educational Development Company of America, LLC & Waterbury Companies, LLC, as Purchaser, with an effective date of June 26, 2006, for the sale of approximately 12 acres of land located adjacent to the Company's Office Headquarters and Manufacturing Plant in Birmingham, Alabama.	59
14.1	Golden Enterprises, Inc.'s Code of Conduct and Ethics adopted by the Board of Directors on April 8, 2004 (incorporated by reference to Exhibit 14.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).	
(18)	Letter Re: Change in Accounting Principles	
18.1	Letter from the Registrant's Independent Accountant dated August 12, 2005 indicating a change in the method of applying accounting practices followed by the Registrant for the fiscal year ended June 3, 2005 (incorporated by reference to Exhibit 18.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission).	
21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission)	
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	69
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	70
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	71
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	72
99.1	A copy of excerpts of the Last Will and Testament and Codicils thereto of Sloan Y. Bashinsky, Sr. and of the SYB Common Stock Trust created by Sloan Y. Bashinsky, Sr. providing for the creation of a Voting Committee to vote the shares of common stock of Golden Enterprises, Inc. held by SYB, Inc. and the Estate/Testamentary Trust of Sloan Y. Bashinsky, Sr. (incorporated by reference to Exhibit 99.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission).	

Exhibit 10.15

Lease of aircraft executed by and between Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., and Joann F. Bashinsky dated February 1, 2006.

LEASE OF AIRCRAFT

THIS LEASE OF AIRCRAFT is made effective this 1st day of February, 2006, by and between GOLDEN FLAKE SNACK FOODS, INC., a Delaware corporation, whose address is One Golden Flake Drive, P.O. Box 2447, Birmingham, Alabama 35201 ("Lessor"), and JOANN F. BASHINSKY, a resident of the State of Alabama, whose address is 3432 Briarcliff Road East, Birmingham, Alabama 35223 ("Lessee").

1. Lessor hereby leases to Lessee, and Lessee leases from Lessor, subject to the terms and conditions herein set forth, the following described aircraft:

Manufacturer	**Type**	**Registration and/or Serial Number**
Cessna	Citation II	N 200GF/ 550-0556

Together with all equipment and accessories attached thereto or used in connection therewith (collectively the "Aircraft").

2. Lessor hereby leases the Aircraft to Lessee for the personal use by Lessee.

3. The term of this Lease is from February 1, 2006 to January 31, 2007, and shall automatically renew annually thereafter, unless Lessor or Lessee submits written notice to the other party of that party's intention to not renew this Lease not later than thirty (30) days prior to the expiration of the then-current Lease term.

4. In consideration of this Lease of Aircraft, Lessee covenants, warrants and agrees as follows:

(a) Lease Payments. Lessee shall pay to Lessor for the non-exclusive possession and use of the Aircraft for up to one hundred (100) flight hours per year, the sum of Twenty Thousand and no/100 Dollars ($20,000) per month, payable on the last day of each month of the Lease term. Lessor acknowledges receipt of the February 2006 lease payment.

(b) Lessee Shall Furnish Flight Crew. Lessee agrees that she shall furnish at her sole cost and expense a flight crew for each flight of the airplane used by her consisting of a duly licensed pilot and co-pilot.

(c) Use of Aircraft. Lessee shall safely and carefully use the Aircraft, and not sell or attempt to sell, remove or attempt to remove the same or any part thereof from the continental states of the United States.

(d) Lessee understands and agrees that Lessee's right to use the Aircraft at a given time must be coordinated with Lessor. Lessor shall retain the right to use the Aircraft for business purposes and to lease the Airplane to third parties for personal and/or business use.

(e) No Liens. Lessee agrees that she will not attempt to convey or mortgage or create any lien of any kind or character against the Aircraft or do anything or take any action that might mature into such a lien. Lessee understands and agrees that this Lease shall not transfer any interest in the Aircraft to Lessee, and that this Lease is not intended as a security instrument or security agreement.

(f) Compliance with Laws, etc. Lessee shall, during the term of this Lease while in possession of the Aircraft and until return and delivery of the Aircraft to Lessor, abide by and conform to all laws and governmental and airport orders, rules and regulations, including any future amendments thereto, controlling or in any manner affecting the operation, use or occupancy of the Aircraft or use of airport premises by the Aircraft.

(g) Condition of Aircraft. Lessee accepts the Aircraft in its present condition.

(h) Indemnity. Lessee shall be responsible for and liable to Lessor for, and shall indemnify Lessor against, any and all damage to the Aircraft which occurs from the willful misconduct or gross negligence of Lessee during the term of this Lease while the Aircraft is in the possession or control of Lessee.

(i) Remedies upon Breach. Lessee agrees that if she violates any of the aforesaid covenants, terms and conditions, Lessor may, at its sole option without notice to Lessee or others, terminate this Lease and take possession of said Aircraft wherever found.

(j) Lessee's Cooperation. Lessee agrees to cooperate with Lessor in the execution and filing of all documents Lessor deems necessary or desirable to fulfilling the objectives of this Lease.

(k) No Assignment by Lessee. Lessee shall not assign this Lease without the prior written consent of Lessor. Lessee is prohibited and shall not charge any third party for the use of the Aircraft.

5. In consideration for this Lease of Aircraft, Lessor covenants, warrants, and agrees as follows:

(a) Lessee may have the use of the Airplane for up to 100 flight hours per year during the term of this Lease.

(c) Parties Bound. This Contract shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

(d) Prior Agreements Superseded. This Contract constitutes the sole and only agreement of the parties hereto and supersedes any prior understandings or written or oral agreements between the parties respecting the Aircraft.

(e) Relation of Parties. Nothing herein contained shall be construed to create a relationship of third party beneficiary hereof or joint venture or any association or other such relationship between Lessor and Lessee except that of Lessor and Lessee.

(f) Captions. The paragraph headings or captions appearing in this Lease are for convenience only, are not a part of this Lease and are not to be considered in interpreting this Lease.

7. Truth-in-Leasing Clause.

(a) The Lessor hereby represents and warrants that the Aircraft has been maintained and inspected during the 12 months preceding the date and execution of this Lease under Federal Aviation Regulations Part 91. Lessor hereby certifies that the Aircraft is currently, and shall at all times during the term of this Lease remain, in compliance with the applicable Federal Aviation Regulations maintenance and inspection requirements for the operation to be conducted under this Lease.

(b) The name and address and the signature of the person responsible for operational control of the Aircraft under this Lease is as follows:

Name: Don Brown
(Chief Pilot for Lessor)

Address: One Golden Flake Drive
Birmingham, Alabama 35233

Don Brown, by affixing his signature below, hereby certifies that he understands his responsibilities for compliance with applicable Federal Aviation Regulations.

Don Brown

(c) Lessor and Lessee acknowledge that an explanation of factors bearing on operational control and pertinent Federal Aviation Regulations can be obtained from the nearest Federal Aviation Administration (FAA) Flight Standards district office.

IN WITNESS WHEREOF, the parties have hereunto set their hands and seals on the date first above written.

LESSOR:

GOLDEN FLAKE SNACK FOODS, INC.

By:
Mark W. McCutcheon
Its President

LESSEE:

JOANN F. BASHINSKY

[ACKNOWLEDGMENTS ON NEXT PAGE]

STATE OF ALABAMA)
JEFFERSON COUNTY)

I, the undersigned Notary Public, in and for said County, in said State, hereby certify that Mark W. McCutcheon, whose name as President of GOLDEN FLAKE SNACK FOODS, INC., an Alabama corporation, is signed to the foregoing agreement, and who is known to me, acknowledged before me on this day that, being informed of the contents of said agreement, he/she as such officer, and with full authority, executed the same voluntarily, as an act of said corporation.

Given under my hand and official seal, this ~~the~~ 3rd day of March, 2006.

NOTARY PUBLIC
My Commission Expires: 12-27-08

STATE OF ALABAMA)
JEFFERSON COUNTY)

I, the undersigned Notary Public, in and for said County, in said State, hereby certify that JOANN F. BASHINSKY, whose name is signed to the foregoing agreement. and who is known to me, acknowledged before me on this day that, being informed of the contents of said agreement, she executed the same voluntarily on the day the same bears date.

Given under my hand and official seal, this the 3rd day of March, 2006.

NOTARY PUBLIC
My Commission Expires: 12-27-08

Exhibit 10.16

Purchase and Sale Agreement executed by and between Golden Flake Snack Foods, Inc., as Seller, and Educational Development Company of America, LLC & Waterbury Companies, LLC, as Purchaser, with an effective date of June 26, 2006, for the sale of approximately 12 acres of land located adjacent to the Company's Office Headquarters and Manufacturing Plant in Birmingham, Alabama.

PURCHASE AND SALE AGREEMENT

GOLDEN FLAKE SNACK FOODS, INC., a Delaware corporation ("SELLER") as owner of a parcel of land more fully described below (the "PROPERTY") hereby agrees to sell and **EDUCATIONAL DEVELOPMENT COMPANY OF AMERICA, LLC & WATERBURY COMPANIES, LLC,** or assigns ("PURCHASER") hereby agrees to purchase the Property on the terms and conditions described as follows:

1. **PROPERTY** An undeveloped parcel of approximately 12 acres of land located on Golden Flake Dr., City of Birmingham, Alabama, more particularly described as:

   Lot 2, according to the survey of Golden Flake, Inc., Resurvey No. 2, as recorded in Map Book 174, Page 28, in the Probate Office of Jefferson County, Alabama.

   Parcel ID: Parcel ID# 29-00-02-1-015-003.000, as such parcel is depicted on Exhibit "A",

   together with all rights and appurtenances thereto

2. **THE PURCHASE PRICE** $ 1,500,000.00, (see paragraph 1 of Addendum) payable as follows:

   EARNEST MONEY $ 15,000.00, initially. The Earnest Money shall be increased by $15,000 on the 61st and 180th days following the Contract Date, such that the Purchaser shall have deposited a total of $45,000.00 of Earnest Money with the Title Company.

   CASH on closing this sale $ 1,455,000.00

3. **AGENCY DISCLOSURE:** The listing company is: N/A

   The selling company is: Sloss Real Estate Company, Inc.

The selling company is: (Two blocks may be checked) [ ] An agent of the seller. [X] An agent of the buyer.

☐ An agent of both the seller and buyer and is acting as a limited consensual dual agent.
☐ Assisting the [ ] buyer [ ] seller (*check one or both*) as a transaction broker.

Purchaser's Initials ______ ______ Seller's Initials ______ ______

4. **CONDITION OF PROPERTY:** Neither Seller nor any Agent makes any representations or warranties regarding condition of the Property. Purchaser has the obligation to determine, either personally or through or with a representative of Purchaser's choosing, any and all conditions of the Property material to Purchaser's decision to buy the Property.

   a. Seller shall not be required to make any repairs to the Property. Purchaser accepts the Property in its present "AS IS" condition, including ordinary wear and tear to the closing date. However, if the Property suffers material damage beyond ordinary wear and tear prior to the closing date, Purchaser may either proceed with the closing or cancel the Agreement and recover the earnest money by notifying Seller in writing of the cancellation prior to the expiration of the Inspection Period. It shall be the responsibility of Purchaser to inspect the Property prior to closing.

   b. Within 180 days of the date of this Agreement (the "Inspection Period"), Purchaser may perform all manner of due diligence investigations on or about the Property, including but not limited to soils and other geotechnical studies, financial and market feasibility studies. If such investigations are not satisfactory to Purchaser, Purchaser may at its sole option rescind this Agreement by written notice to Seller and the earnest money shall be refunded.

Seller shall provide certain materials and information (the "Due Diligence Materials") to Purchaser within ten (10) business days following the date of this Agreement pursuant to Article 5 of the Addendum. The Inspection Period shall be extended on a day-for-day basis to the extent Seller's delivery of such Due Diligence materials is provided later than the period so specified.

5. **EARNEST MONEY & PURCHASERS' DEFAULT:** Purchaser will deliver, within Ten (10) business days from mutual execution of this Agreement, to Land Title Company of Alabama Inc., 600 North 20th Street, Birmingham, Alabama 35203, local agent for Chicago Title Insurance Company, Inc. (the "Title Company"), funds in the amount of Fifteen Thousand and 00/100 ($15,000) (the "Earnest Money"). Should Purchaser elect not to purchase the Property pursuant to paragraph 4, 13 or as it is otherwise entitled to under this Agreement, the Earnest Money, together with interest, if any, shall be refunded to the Seller and this Agreement shall terminate. In the event Purchaser fails to carry out and perform the terms of this Agreement, the earnest money shall be forfeited as liquidated damages as the sole and complete remedy of Seller, provided Seller agrees to the cancellation of this Agreement. In the event Seller fails to carry out and perform the terms of this Agreement, Purchaser shall be entitled to specific performance of this Agreement by the Seller under any applicable laws of the jurisdiction. If this Agreement does not close and the earnest money is to be turned over to Seller or refunded to Purchaser pursuant to this Agreement, Seller and Purchaser agree to execute a written release to the Agent and Title Company affirming the proper disposition of the earnest money. In the event both Seller and Purchaser claim the earnest money, or either Seller or Purchaser refuses or fails to execute a release, the Title Company may interplead the disputed portion of the earnest money into court, and shall be entitled to deduct or recover from the earnest money for court costs, attorney fees and other expenses relating to the interpleader. When the earnest money is a check and the check is

returned by a financial institution as unpaid, Seller has the right to void the Agreement without further recourse on the part of Purchaser.

6. **CONVEYANCE:** Seller agrees to convey the Property to Purchaser by general warranty deed, free of all encumbrances except as herein set forth, and Seller agrees that any encumbrances not herein excepted or assumed will be cleared at no cost to the Purchaser at the time of closing. The Property is sold and is to be conveyed free and clear of all leases, management, vendor, maintenance or other agreements, and free of any agreement or obligation to pay future commissions or fees of any type or nature related to the Property or its use, and subject only to: (i) mineral and mining rights not owned by Seller but revealed to Purchaser as part of the Due Diligence Materials; and (ii) all easements affecting the Property, including utility easements serving the Property, covenants and restrictions, and building lines of record but only as such items have been disclosed to Purchaser as part of the Due Diligence Materials. The Property (ii) is [ ] is not [X] unknown [ ] located in a flood plain.

7. **TITLE INSURANCE:** Seller, at its cost, agrees to furnish Purchaser a standard form title insurance policy issued by the Title Company in the amount of the purchase price, insuring Purchaser against loss on account of any defect or encumbrance in the title, subject to the exceptions set forth in paragraph 6 hereof.

8. **SURVEY:** Purchaser does [X] does not [ ] (check one) require a survey ("Survey") by a registered Alabama land surveyor of Purchaser's choosing. The Survey shall be at Purchaser's [X] Seller's [ ] expense. Purchaser shall provide Seller and the Title Company with a copy of the Survey within 20 days prior to closing.

9. **PRORATIONS:** Ad valorem taxes are to be prorated between Seller and Purchaser as of the date of closing, and any advance escrow deposits held by Mortgagees shall be credited to Seller. **UNLESS AGREED HEREIN, ALL AD VALOREM TAXES EXCEPT MUNICIPAL ARE PRESUMED TO BE PAID IN ARREARS FOR PURPOSES OF PRORATION; MUNICIPAL TAXES, IF ANY, ARE PRESUMED TO BE PAID IN ADVANCE.**

10. **CLOSING & POSSESSION DATES:** The sale shall be closed and the deed delivered on or before ninety 90 days following expiration of the Inspection Period. Possession is to be given on delivery of the deed of the Property.

11. **DISCLAIMER:** Seller and Purchaser acknowledge that they have not relied upon advice or representations of Agent (or Agent's associated salesperson(s)) relative to (i) the legal or tax consequences of this Agreement and the sale, purchase or ownership of the Property; (ii) the structural condition of the Property, including condition of the roof and basement; (iii) construction materials; (iv) the nature and operating condition of the electrical, heating, air conditioning, plumbing, water heating systems and appliances; (v) the availability of utilities or sewer service; (vi) the character of the neighborhood; (vii) the investment or resale value of the Property including projections of income or operating expenses; (viii) compliance

requirements of the Americans with Disabilities Act; (ix) the existence of any hazardous or toxic waste, substance, or material, including without limitation any asbestos or any oil or pesticides; (x) any state of facts which would be disclosed by an accurate survey of the Property; or (xi) any other matters affecting their willingness to sell or purchase the Property on the terms and price herein set forth. Seller and Purchaser acknowledge that if such matters are of concern to them in the decision to sell or purchase the Property, they have sought and obtained independent advice relative thereto.

12. **SELLER WARRANTS:** that unless excepted herein or as delivered as part of the Due Diligence Materials, (i) Seller has not received notification from any lawful authority regarding any assessments, pending public improvements, repairs, replacements, or alterations to the Property, (ii) Seller warrants that Seller is the fee owner of the Property, and (iii) the Property is not subject to any assessments of any kind (other than real estate taxes). Except as disclosed in the Phase II Environmental Site Assessment of the Property prepared by Bhate Environmental Associates, Inc., dated September 2004, a copy of which has been delivered to Seller. Seller also represents that, to the best of its knowledge, except as may otherwise be expressly disclosed herein, Seller has not released or disposed of any hazardous or toxic waste, substance or material, including without limitation any asbestos or any oil or pesticides (collectively, "Hazardous Substances"), on or about the Property; has not disposed of or arranged for the disposition of any Hazardous Substances from the Property except in compliance with all applicable federal, state or local laws; and no Hazardous Substances exist on the Property or about the Property that threaten the Property. Seller warrants that the Due Diligence Materials are complete, true and correct to the best of its knowledge and belief. **THESE WARRANTIES SHALL SURVIVE THE DELIVERY OF THE DEED.** Seller makes no warranty that the Property is not suitable for any particular purpose, nor that the Property is in compliance with the requirements of the Americans with Disabilities Act.

13. **RISK OF LOSS:** If the Property is materially damaged between the date hereof and the closing, and Seller is unable or unwilling to restore it to its previous condition prior to closing, Purchaser shall have the option of canceling this Agreement and receiving the Earnest Money back or accepting the Property in its then condition.

14. **FOREIGN INVESTMENT IN REAL PROPERTY TAX ACT (FIRPTA):** In the closing of this transaction, Seller and Purchaser shall comply with the FIRPTA and the regulations promulgated thereunder by the IRS.

15. **SELECTION OF ATTORNEY:** Each of the parties acknowledges that it has a right to be represented at all times in connection with this Agreement and the closing by an attorney of its own choosing, at its own expense.

16. **ASSIGNMENT:** Purchaser reserves the right to assign this Agreement, including the right to effect and satisfy a like-kind exchange. Seller agrees to reasonably cooperate with Purchaser to accomplish this intent, including consent to such assignment to a qualified intermediary or to another entity, so long as no additional cost or delay is incurred by Seller.

17. **ADDITIONAL PROVISIONS:** The Addendum and Exhibit A are hereby made a part of this Agreement.

18. **FACSIMILE AND COUNTERPART SIGNATURES:** This agreement may be executed in counterparts and by either party or by both parties by telecopy or facsimile and shall be binding upon the party so executing it upon receipt by the other party of the signature.

19. **ENTIRE AGREEMENT:** This Agreement and its Exhibit A and Addendum attached hereto constitute the entire agreement between Purchaser and Seller regarding the Property, and supersede all prior discussions, negotiations and agreements between Purchaser and Seller, whether oral or written. Neither Purchaser, Seller, Agent nor any sales agent shall be bound by any understanding, agreement, promise, or representation concerning the Property, expressed or implied, not specified herein. Any further changes or modifications to this Agreement must be in writing and signed by the parties hereto.

20. **COMMISSION:** THE COMMISSION PAYABLE TO THE BROKER (S) IN THIS SALE IS NOT SET BY THE BIRMINGHAM ASSOCIATION OF REALTORS®, INC., BUT IN ALL CASES IS NEGOTIABLE BETWEEN THE AGENT AND THE CLIENT.

Purchaser warrants that in connection with this purchase and sale Purchaser has not dealt with any Agent other than Sloss Real Estate Company, Inc.

In this Agreement [ ] Seller [X] Purchaser agrees to pay to Sloss Real Estate Company, Inc., Agent in this transaction, in CASH at closing, a commission equal to 5% of the Purchase Price.

THIS AGREEMENT IS INTENDED TO BE A LEGALLY BINDING AGREEMENT. IF YOU DO NOT UNDERSTAND THE LEGAL EFFECT OF ANY PART OF THIS AGREEMENT, SEEK LEGAL ADVICE BEFORE SIGNING.

PURCHASER:

EDUCATIONAL DEVELOPMENT COMPANY OF AMERICA, LLC

By: [signature] 6-21-06
Its Authorized Member (Date)

[signature]
Witness to Purchaser's Signature

WATERBURY COMPANIES, LLC

By: [signature] 6-21-06
Its Authorized Member (Date)

[signature]
Witness to Purchaser's Signature

Purchase and Sale Agreement

SELLER:

GOLDEN FLAKE SNACK FOODS, INC.

By: ______________________________

Its: ______6-26-06________ (Date)

____
Witness to Seller's Signature

Purchase and Sale Agreement

ADDENDUM

1. The Purchase Price is based on 12 acres valued at $125,000 per acre. To the extent the Survey or Title Commitment reveals that the Property is less than 12 acres, the Purchase Price shall be reduced by $125,000 multiplied by the difference between 12 acres and the actual acreage of the Property as shown by the Survey. The Survey shall disclose the number of acres to the nearest one hundredths (1/100th) of an acre.

2. Extension of Inspection Period If third party studies reveal any adverse environmental, geotechnical conditions or rezoning classification which might adversely affect the immediate multi-family development of the Property, then upon written notice to Seller (which shall include copies of such third-party reports), the Inspection Period may be extended by up to two (2) 90 day periods from its current expiration date.

3. Entitlements Purchaser shall seek, time being of the essence, any municipal or other governmental entitlements (zoning, permitting, etc.) necessary for its mixed-use residential development of the Property. Seller agrees to reasonably cooperate with Purchaser (including joining ins any application for such entitlements) so long as such actions do not decrease the value of the Property, create a use on the Property that is materially adverse to the Seller's property holdings adjacent to the Property, and so long as such actions are at no cost to Seller.

4. The "Contract Date" shall be the last date upon which Purchaser or Seller have agreed to and executed this Agreement.

5. Due Diligence Materials: Seller shall provide Purchaser with legible copies of the following information to the extent the same are in Seller's possession or Seller can reasonably obtain the same (the "Due Diligence Information"):

   a. Most recent title policy and copies of all exceptions and other agreements of record affecting the Property;

   b. Agreements of any kind or nature that will affect the Property after the closing date, including any copies of any environmental or engineering studies on the Property.

   c. Copy of any environmental due diligence information, reports, testing or communications with public or municipal entities.

   d. Copy of the most current survey and title insurance commitment ("Title Commitment") issued by the Title Company to Purchaser (including instruments pertaining to any exceptions), if any, of the Property;

   e. Copy of most recent municipal tax assessment(s) and any and all other governmental notices;

f. During the term of this Agreement, Seller shall notify Purchase of any material change in the Due Diligence Information.

PURCHASER:

EDUCATIONAL DEVELOPMENT COMPANY OF AMERICA, LLC

By: ______________________ 6-21-06
Its Authorized Member (Date)

____
Witness to Purchaser's Signature

WATERBURY COMPANIES, LLC

By: ______________________ 6-21-06
Its Authorized Member (Date)

____
Witness to Purchaser's Signature

SELLER:

GOLDEN FLAKE SNACK FOODS, INC.

By: ______________________
Its: 6-26-06 (Date)

____
Witness to Seller's Signature

Purchase and Sale Agreement

EXHIBIT "A"



EXHIBIT 31.1

CERTIFICATION BY MARK W. MCCUTCHEON PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark W. McCutcheon, certify that:

1. I have reviewed this Annual Report on Form 10-K of Golden Enterprises, Inc., for the fiscal year ended June 2, 2006;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 25, 2006

/s/ Mark W. McCutcheon
Mark W. McCutcheon
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION BY PATTY TOWNSEND PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Patty Townsend, certify that:

1. I have reviewed this Annual Report on Form 10-K of Golden Enterprises, Inc., for the fiscal year ended June 2, 2006;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 25, 2006

/s/Patty Townsend
Patty Townsend
Vice-President and Principal Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Golden Enterprises, Inc. (the "Company") on Form 10-K for the fiscal year ended June 2, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark W. McCutcheon, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 25, 2006

/s/Mark W. McCutcheon
Mark W. McCutcheon
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Golden Enterprises, Inc. and will be retained by Golden Enterprises, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Golden Enterprises, Inc. (the "Company") on Form 10-K for the fiscal year ended June 2, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patty Townsend, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 25, 2006

/s/Patty Townsend
Patty Townsend
Vice-President and Principal Financial Officer

A signed original of this written statement required by Section 906 has been provided to Golden Enterprises, Inc. and will be retained by Golden Enterprises, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

GOLDEN ENTERPRISES, INC.
One Golden Flake Drive
Birmingham, Alabama 35205

NOTICE OF ANNUAL MEETING

Notice Is Hereby Given that the Annual Meeting of the Stockholders of Golden Enterprises, Inc., (the "Company") a Delaware Corporation, will be held at the general offices of the Company, at One Golden Flake Drive, Birmingham, Alabama on September 21, 2006, at 11:00 A.M., Birmingham time, for the following purposes:

1. To elect a Board of Directors.

2. To transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on August 4, 2006, are entitled to notice of and to vote at the meeting. All Stockholders are cordially invited to attend the meeting.

By Order of the Board of Directors

John S. Stein
Chairman

Birmingham, Alabama
September 1, 2006

HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES MUST BE PRESENT EITHER IN PERSON OR BY PROXY IN ORDER TO HOLD THE MEETING. TO INSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ACCOMPANYING ENVELOPE. IF YOU ARE ABLE TO ATTEND THE MEETING, YOU MAY REVOKE THE PROXY AND VOTE YOUR SHARES PERSONALLY AT ANY TIME BEFORE THE PROXY IS EXERCISED.

PROXY STATEMENT

GENERAL

The annual meeting of the stockholders of Golden Enterprises, Inc. (the "Company") will be held at the general offices of the Company, at One Golden Flake Drive, Birmingham, Alabama on September 21, 2006, at 11:00 A.M. All holders of record of common stock as of August 4, 2006, will be entitled to vote at the meeting and any adjournment thereof.

The purpose of this proxy solicitation is to enable those stockholders who will be unable to personally attend the meeting to vote their stock.

PERSONS MAKING THE SOLICITATION

This proxy is solicited on behalf of the Board of Directors of Golden Enterprises, Inc. The cost of solicitation will be paid by the Company and will include reimbursement paid to brokerage firms and others for their expenses in forwarding solicitation material regarding the meeting to beneficial owners. In addition to solicitation by mail, officers and regular employees of the Company may solicit proxies by telephone, telegram, or personal interview at no additional compensation.

SECURITY HOLDERS ENTITLED TO VOTE

Holders of shares of common stock of the Company of record at the close of business on August 4, 2006, will be entitled to vote at the Annual Meeting and at any and all adjournments thereof. Each share of common stock entitles its owner to one vote. The number of shares of common stock of the Company (exclusive of treasury shares) outstanding at the close of business on August 4, 2006 was 11,835,330 shares.

Stockholders who execute proxies retain the right to revoke them at any time before they are voted. If the enclosed proxy is properly signed and returned to the Company and not so revoked, the shares represented thereby will be voted in accordance with its terms.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At August 4, 2006, SYB, Inc., the Estate of Sloan Y. Bashinsky, Sr., deceased, and Compass Bank, as Trustee of the Golden Enterprises, Inc., and subsidiaries Employee Stock Ownership Plan, were the only persons who beneficially owned more than 5% of the outstanding voting securities of the Company. The following table sets forth the number of shares of common stock of the Company beneficially owned by these persons.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1) Direct	Indirect	Percent of Class
SYB, Inc. 3432 Briarcliff Road East Birmingham, Alabama 35223	5,283,128	-0-	44.6%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1) Direct	Indirect		Percent of Class
The Estate of Sloan Y. Bashinsky, Sr. 2117 Second Avenue N. Birmingham, Alabama 35203	1,014,500	-0-		8.5%
Compass Bank, as Trustee of the Golden Enterprises, Inc. and subsidiaries Employee Stock Ownership Plan 701 South 32nd Street Birmingham, Alabama 35233 (a)	-0-	843,639	(2)	7.1%

(1) An indirect beneficial owner as this term is interpreted by the Securities and Exchange Commission (SEC) includes any person who has or shares the (1) voting power which includes the power to vote or to direct the voting of such security, and/or (2) investment power which includes the power to dispose, or to direct the disposition of such security.

(2) The Employee Stock Ownership Plan provides that the shares held by the Trustee are voted by an administrative committee made up of 3 members. The Board of Directors of the Company determines the members of the committee. Present members of the administrative committee are: John S. Stein, Chairman of the Board, Mark W. McCutcheon, Chief Executive Officer and President of the Company and President of Golden Flake Snack Foods, Inc., and Patty Townsend, Chief Financial Officer, Vice President and Secretary of the Company.

(a) The Employee Stock ownership Plan is an employee benefit plan qualified under §401(a) of the Internal Revenue Code and subject to the Employee Retirement Income Security Act of 1974.

Security Ownership Of Management

The following table shows the shares of common stock of Golden Enterprises, Inc., beneficially owned, directly or indirectly, by each Director and Nominee for Director and all Directors and Officers of the Company as a group at August 4, 2006:

Name	Amount and Nature of Beneficial Ownership (1) Direct		Indirect		Percent of Class
John S. Stein (a) (b) (c)	288,854		-0-	(2) (4)	2.4%
J. Wallace Nall, Jr.	-0-		196,000	(2) (5)	1.7%
F. Wayne Pate	138,017		32	(2) (6)	1.2%
Edward R. Pascoe	60,000		-0-		*
John P. McKleroy, Jr. (d) (e) (f)	34,000	(3)	-0-	(2)	*
James I. Rotenstreich	9,533		-0-		*
John S. P. Samford	1,666		-0-		*
Joann F. Bashinsky (g) (h)	11,405		-0-	(2)	*
Mark W. McCutcheon	4,455		-0-	(2) (4)	*
Randy Bates	3,893		-0-		*
David Jones	330		-0-		*
Patty Townsend	-0-		-0-	(4)	*
All Directors and Officers as a group	552,153		196,032		6.3%

*Less than one percent of class

(1) An indirect beneficial owner as this term is interpreted by the Securities and Exchange Commission (SEC) includes any person who has or shares the (1) voting power which includes the power to vote or to direct the voting of such security, and/or (2) investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) Each designated director is a member of the Voting Committee created under the Will and under the SYB, Inc. Common Stock Trust of Sloan Y. Bashinsky, Sr. ("Bashinsky"). As a member of the Voting Committee, each designated director participates in the vote of the shares of common stock of the Company owed by SYB, Inc. (5,283,128 shares) and by the Estate/Testamentary Trust of Bashinsky (1,014,500 shares). Thomas L. Davis, a retired employee and officer of Golden Flake Snack Foods, Inc., is also a member of the Voting Committee. The decision of the majority of the members of the Voting Committee govern how the stock is voted. The Directors do not possess and specifically disclaim any beneficial ownership of the shares owned by SYB, Inc. and the Estate/Testamentary Trust of Bashinsky.

(3) Includes 28,480 shares held by a self-employed pension plan and personal IRA account for the benefit of John P. McKleroy, Jr.

(4) Does not include any portion of the 843,639 shares of common stock of the Company which are owned by Compass Bank, as Trustee of the Golden Enterprises, Inc. and subsidiaries Employee Stock Ownership Plan. John S. Stein, Mark W. McCutcheon and Patty Townsend are members of the plan's administrative committee and exercise the voting power of the shares and each disclaims any beneficial ownership of such shares with the exception of the following shares which are vested in their respective accounts as an employee-participant under the Plan: Stein 52,765, McCutcheon 3,193 and Townsend 730.

(5) Shares owned by Nall Development Corporation, a corporation of which J. Wallace Nall, Jr. is a Director and President. For SEC reporting purposes, Mr. Nall is deemed the beneficial owner of such shares. Except for SEC reporting purposes, Mr. Nall disclaims beneficial ownership of such shares.

(6) Includes 32 shares owned by the wife of F. Wayne Pate.

(a) Mr. Stein is a Director and President of SYB, Inc. which owns 5,283,128 shares of the Company's stock. Mr. Stein does not possess and specifically disclaims any beneficial ownership of these shares.

(b) Mr. Stein is a Director and officer of the Bashinsky Foundation, Inc., which owns 400,544 shares of the Company's stock. Mr. Stein does not possess and specifically disclaims any beneficial ownership of these shares.

(c) Mr. Stein is designated under the Will of Sloan Y. Bashinsky, Sr., deceased, as a Co-Personal Representative/Co-Trustee of his Estate and Testamentary Trust. The Estate and Trust own 1,014,500 shares of the Company stock. Mr. Stein does not possess and specifically disclaims any beneficial ownership of these shares.

(d) Mr. McKleroy is a Director and Secretary of SYB, Inc. which owns 5,283,128 shares of the Company's stock. Mr. McKleroy does not possess and specifically disclaims any beneficial ownership of these shares.

(e) Mr. McKleroy is a Director and officer of the Bashinsky Foundation, Inc., which owns 400,544 shares of the Company's stock. Mr. McKleroy does not possess and specifically disclaims any beneficial ownership of these shares.

(f) Mr. McKleroy is designated under the Will of Sloan Y. Bashinsky, Sr., deceased, as a Co-Personal Representative/Co-Trustee of his Estate and Testamentary Trust. The Estate and Trust own 1,014,500 shares of the Company stock. Mr. McKleroy does not possess and specifically disclaims any beneficial ownership of these shares.

(g) Mrs. Bashinsky is a Director, Chairman and CEO of SYB, Inc., which owns 5,283,128 shares of the Company's stock. Mrs. Bashinsky does not possess and specifically disclaims any beneficial ownership of these shares.

(h) Mrs. Bashinsky is a Director, Chairman and CEO of the Bashinsky Foundation, Inc., which owns 400,544 shares of the Company's stock. Mrs. Bashinsky does not possess and specifically disclaims any beneficial ownership of these shares.

Each Director has the sole voting and investment power of the shares directly owned by him/her.

Change in Voting Control

Sloan Y. Bashinsky, Sr. died on August 2, 2005. At the time of Mr. Bashinsky's death, he beneficially owned 6,698,172 shares of common stock of the Company which constitutes voting control of the Company. The stock beneficially owned by Mr. Bashinsky was registered in and held by the following entities:

SYB, Inc.	5,283,128 shares
SYB, Inc. as Trustee of the Sloan Y. Bashinsky, Sr. Trust dated February 16, 1982	1,000,000 shares
Bashinsky Foundation, Inc.	400,544 shares
Sloan Y. Bashinsky, Sr.	14,500 shares

As a result of Mr. Bashinsky's death, and the probate of his will on August 12, 2005, the 1,000,000 shares held in the SYB, Inc.Trust and the 14,500 shares held in his name passed to his Estate/Testamentary Trust created under his Will. SYB, Inc. continues to own the 5,283,128 shares and the Bashinsky Foundation, Inc. continues to own the 400,544 shares.

John S. Stein, Joann F. Bashinsky and John P. McKleroy, Jr., Directors of the Company, each serves as a Director and officer of Bashinsky Foundation, Inc. The stock of the Company owned by Bashinsky Foundation, Inc. is voted by its board of directors and is not subject to the Voting Committee, as described below.

John S. Stein, Joann F. Bashinsky and John P. McKleroy, Jr., Directors of the Company, each serves as a director and officer of SYB, Inc. The voting stock of SYB, Inc. is vested in the SYB, Inc. Common Stock Trust and John P. McKleroy, Jr. serves as a Co-Trustee of this Trust.

John S. Stein and John P. McKleroy, Jr. are designated under Mr. Bashinsky's Will as Co-Personal Representatives of his Estate and as Co-Trustees of his Testamentary Trust.

Mr. Bashinsky's Will and the SYB, Inc. Common Stock Trust provide that shares of the Company held by SYB, Inc. and his Estate/Testamentary Trust, along with the voting shares of SYB, Inc. shall be voted by a committee made up of members of the Board of Directors of Golden Enterprises, Inc. and one member designated by his Estate Personal Representatives/Trustees ("Voting Committee"). Consequently, the 5,283,128 shares of the Company stock held by SYB, Inc. and the 1,014,500 shares of the Company stock held by Mr. Bashinsky's Estate/Testamentary Trust, all of which constitute a majority of the stock of the Company, are voted by the Voting Committee. The Voting Committee consists of John S. Stein, J. Wallace Nall Jr., F. Wayne Pate, John P. McKleroy, Jr., Joann F. Bashinsky and Mark W. McCutcheon, all directors of the Company, along with Thomas L. Davis, a retired employee and officer of Golden Flake Snack Foods, Inc. James I. Rotenstreich, John S.P. Samford and Edward R. Pascoe resigned from the Voting Committee on December 9, 2005 in order to retain their status as Independent Directors of the Company. The decision of a majority of the members of the Voting Committee govern how the stock is voted.

ELECTION OF DIRECTORS

At the Annual Meeting, nine Directors are to be elected, each to hold office until the next Annual Meeting of Stockholders, or until a successor has been elected and qualified. All nominees are presently members of the Board of Directors and were elected to the Board by vote of the stockholders at the last annual meeting. Proxies can not be voted for a greater number of persons than the number of nominees named.

Shares represented by your proxy will be voted in accordance with your direction as to the election as directors of the persons hereinafter listed as nominees. In the absence of direction, the shares represented by your proxy will be voted FOR such election. Should any of the persons listed as nominees become unavailable as a nominee for election, it is intended that the shares represented by your proxy will be voted for the balance of those named and for a substitute nominee or nominees proposed by the Board of Directors unless the Board reduces the number of directors, but the Board knows of no reason to anticipate that this will occur.

The following table shows the names of the nominees for election as directors, their respective ages as of August 4, 2006, the principal occupation, business experience and other directorships held by such nominees, and the period during which such nominees have served as directors of the Company.

Name and Age	Principal Occupation Business Experiences and Other Directorships	Director Since
John S. Stein, 69	Mr. Stein is Chairman of the Board. He was elected Chairman on June 1, 1996. He served as Chief Executive Officer from 1991 to April 4, 2001, and as President from 1985 to 1998 and from June 1, 2000 to April 4, 2001. Mr. Stein also served as President of Golden Flake Snack Foods, Inc. from 1976 to 1991. Mr. Stein retired as an employee with the Company on May 31, 2002. Mr. Stein is a Director of Compass Bancshares, Inc.	1971
Edward R. Pascoe, 69	Mr. Pascoe is retired Chairman of the Board of Steel City Bolt & Screw, Inc. (formerly Coosa Acquisition, Inc.) which, in 1995, acquired the bolt and special fastener business owned by the Company. He served as President of Steel City Bolt & Screw, Inc. and Nall & Associates, Inc., which were wholly-owned subsidiaries of the Company, from 1972 and 1973, respectively, until 1995.	1971
John P. McKleroy, Jr., 62	Mr. McKleroy is an attorney and member with Spain & Gillon, L.L.C., general counsel for the Company. He has practiced law with this firm since 1968.	1976

Name and Age	Principal Occupation Business Experiences and Other Directorships	Director Since
James I. Rotenstreich, 68	Mr. Rotenstreich is Chairman and Chief Executive Officer of JHF Holdings, Inc. ("JHF"), a company formerly doing business under the name of Jefferson Home Furniture Company, Inc. He has served as Chief Executive Officer since 1967 and as Chairman since 1992. In May of 1994, JHF sold its retail home furniture interest and is presently engaged in real estate and investment holdings.	1984
John S. P. Samford, 56	Mr. Samford is President and sole owner of Samford Capital Corporation, an investment holding company which he formed in 1989.	1984
J. Wallace Nall, Jr., 66	Mr. Nall is President of Nall Development Corporation and a General Partner of Nall Partnership, Ltd. He has held these positions since 1981. Nall Development Corporation is an investment holding company and Nall Partnership, Ltd. is a real estate investment and development company.	1991
F. Wayne Pate, 71	Mr. Pate retired as President of the Company on May 31, 2000. He served as President from November 1, 1998 until retirement. He also served as President of Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of the Company from September 20, 1991, to November 1, 1998.	1992
Joann F. Bashinsky, 74	Mrs. Bashinsky is Chairman and CEO of SYB, Inc., an investment holding company, which is a principal owner of the Company. Mrs. Bashinsky served as Vice President of SYB, Inc. from 1981 until August 8, 2005, at which time she was elected Chairman and CEO. Mrs. Bashinsky also serves as Chairman and CEO of Bashinsky Foundation, Inc., a private charitable foundation.	1996
Mark W. McCutcheon, 51	Mr. McCutcheon is Chief Executive Officer and President of the Company and President of Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of the Company. He has served as President and Chief Executive Officer of the Company since April 4, 2001 and as President of Golden Flake since November 1, 1998. He has been employed by Golden Flake since 1980.	1999

Additional Information Concerning the Board of Directors

Director Independence

The Board has determined that Edward R. Pascoe, James I. Rotenstreich and John S.P. Samford, are qualified as "Independent Directors" under the requirements of the NASDAQ Stock Market, Inc. ("NASDAQ")

Meetings of Independent Directors

The Independent Directors meet in executive session (with no management directors or officers present) at least twice each year. The Lead Independent Director chairs all executive sessions.

Lead Independent Director

Each of the Chairs of the Audit and Compensation Committees of the Board shall act as the Chair of the Independent Directors, with the Chair of each meeting of the Independent Directors selected on a rotating basis.

Committees Of The Board Of Directors

The Board of Directors has a Compensation Committee, a Stock Option Committee and an Audit Committee. The Board of Directors has no standing Nominating Committee.

The Compensation Committee reviews the performance of the Executive Officers of the Company and the top executive officer of Golden Flake Snack Foods, Inc., a wholly-owned subsidiary, and recommends to the Board of Directors of the Company the appropriate compensation level and compensation and benefit programs of such officers. The Compensation Committee consists of John S. Stein, John S.P. Samford, James I. Rotenstreich, J.Wallace Nall, Jr., Joann F. Bashinsky and F. Wayne Pate. The Compensation Committee met once during fiscal year 2006.

The Stock Option Committee determines the key employees of the Company and its subsidiary to whom stock options and stock appreciation rights will be granted under the Company's Long Term Incentive Plan. The Stock Option Committee consists of John S. Stein, John S.P. Samford, James I. Rotenstreich, J. Wallace Nall, Jr., Joann F. Bashinsky and F. Wayne Pate. The Stock Option Committee met once during fiscal year 2006.

The Audit Committee reviews the results of the annual audit and quarterly financial statements, selects and engages the independent accountants, assesses the adequacy of the Company's procedures in connection with financial controls and receives and considers the independent accountants' comments as to internal controls. The Audit Committee acts pursuant to a written charter, which is reviewed annually by the Board of Directors. James I. Rotenstreich, Chairman, John S.P. Samford and Edward R. Pascoe constitute the standing Audit Committee of the Board of Directors. The Board of Directors has determined that all of the members of this committee qualify as independent directors under the current requirements of NASDAQ. The Board of Directors has further determined that all of the members of this committee qualify as an "audit committee financial expert" under the rules and regulations of the Securities and Exchange Commission ("SEC"). The Audit Committee met four times during fiscal year 2006. See "REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS".

Meetings Of The Board Of Directors and Committees

During the fiscal year ended June 2, 2006, there were four regular meetings of the Board of Directors. The Compensation Committee and the Stock Option Committee met once and the Audit Committee met four times during the fiscal year 2006. All directors attended all of the meetings of the Board and the Committees on which they served.

Compensation of Directors

During the fiscal year ended June 2, 2006, the Company paid each of its non-employee Directors a retainer of $300 per month and a fee of $2,000 for each regular Board meeting attended. The members of the Compensation Committee were each paid $2,000 for attending the Compensation Committee meeting and the members of the Audit Committee were paid $1,000 for each meeting attended.

Board Member Attendance at Annual Meetings

It is the policy of Golden Enterprises that each member of the Board shall make a reasonable effort to attend all meetings of the Board, applicable committee meetings and the Company's annual meeting of shareholders. All Directors attended the Annual Stockholders Meeting held last year.

Nomination of Directors

During the fiscal year ended June 2, 2006, the Company did not have a standing nominating committee. The NASDAQ rules do not require the Company to have a nominating committee since the Company was a "controlled company" in that more than 50% of the voting common stock of the Company was held by Sloan Y. Bashinsky, Sr., SYB, Inc. and the Estate of Sloan Y. Bashinsky, Sr., all of which were affiliated, and such shares are voted by a Voting Committee created under the Will of Sloan Y. Bashinksy, Sr. and under the SYB, Inc. Common Stock Trust. The Voting Committee is comprised of John S. Stein, J. Wallace Nall, Jr., F. Wayne Pate, John P. McKleroy., Joann F. Bashinsky and Mark W. McCutcheon, all directors of the Company and Thomas L. Davis, a retired employee and officer of Golden Flake Snack Foods, Inc. The Board believes that it is not necessary to have a separate nominating committee in view of the size of the Company, and the fact that the Company was a "controlled company". Nominees for election as a director are determined by the entire Board. The Board will make all decisions regarding Board nominees based upon the best interest of the Company and its shareholders.

Communications with the Board

Shareholders interested in communicating directly with the Board of Directors may do so by writing the Secretary of the Company, at the following address:

Board of Directors of Golden Enterprises, Inc.
C/O Corporate Secretary
One Golden Flake Drive
Birmingham, Alabama 35205

All such letters must identify the author as a shareholder. The Secretary of Golden Enterprises will review all such communications and forward all appropriate communications to the Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that Directors, certain Executive Officers and beneficial owners of more than ten percent of the stock of the Company file reports of stock ownership and changes in ownership with the Securities and Exchange Commission. These reports consist of Forms 3, Initial Statement of Ownership, 4, Monthly Reports, and 5, Annual Reports. Based upon a review of copies of such reports, or representations that no reports were due to be filed by Directors, Executive Officers or beneficial owners of more than ten percent of the stock of the Company, the Company believes that Section 16(a) filing requirements applicable to its Directors, Executive Officers and beneficial owners of more than ten percent of the stock of the Company were complied with during the fiscal year 2006.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following table summarizes the compensation paid or accrued by the Company and its subsidiary during the fiscal years 2004, 2005 and 2006 to the Company's Chief Executive Officer and to the executive officers, other than the Chief Executive Officer, whose compensation exceed $100,000.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options/SARs (#) (1)	All Other Compensation ($)
Mark W. McCutcheon (a)	2006	$221,000	$2064	----	----	$39,738(2)(3)
President and	2005	$215,000	----	----	----	$35,818
Chief Executive Officer	2004	$210,000	----	----	----	$32,176
and President of Golden Flake Snack Foods, Inc.						
Randy Bates (b)	2006	$153,000	$1548	----	----	$1,230(2)
Executive Vice	2005	$148,000	----	----	----	$1,197
President of Sales,	2004	$145,000	----	----	----	$1,160
Marketing and Transportation						
David Jones (c)	2006	$150,000	$1548	----	----	$1,223(2)
Executive Vice	2005	$145,000	----	----	----	$1,165
President of	2004	$135,000	----	----	----	$1,094
Operations, Human Resources and Quality Control						

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation Salary ($)	Bonus ($)	Other Annual Compensation ($)	Long-Term Compensation Awards Securities Underlying Options/SARs (#) (1)	All Other Compensation ($)
Patty Townsend (d)	2006	$104,000	$1032	----	----	$832(2)
Chief Financial Officer,	2005	$ 99,000	----	----	----	$743
Vice President,	2004	$ 94,000	----	----	----	$390
Secretary						
and Controller						

(1) During the 2006 fiscal year, no incentive stock options were granted under the Long Term Incentive Plan.

(2) Includes contributions to the Company's and subsidiary's Profit Sharing Plan and Employee Stock Ownership Plan as follows: Mr. McCutcheon, $1,680; Mr. Bates, $1,230; Mr. Jones $1,223, Ms. Townsend $832.

(3) Includes amounts accrued of $38,058, but not paid, to provide for future payments under a Salary Continuation Plan for Mr. McCutcheon. The plan provides for payments of up to $120,000 per year, as adjusted for inflation, for 15 years following death or retirement at age 65, and a reduced benefit in the event of disability prior to retirement. The Plan is funded in part with life insurance on the life of Mr. McCutcheon, and during fiscal year 2006, insurance premiums of $46,910 were paid.

(a) Mark W. McCutcheon has served as President and Chief Executive Officer of the Company since April 4, 2001. He has served as President of Golden Flake Snack Foods, Inc. since November 1, 1998.

(b) Randy Bates has served as Executive Vice President of Sales, Marketing and Transportation of Golden Flake Snack Foods, Inc. since October 26, 1998.

(c) David Jones has served as Executive Vice President of Operations, Human Resources and Quality Control of Golden Flake Snack Foods, Inc. since May 20, 2002. He was Vice President of Manufacturing from 1998 to 2002 and Vice President of Operations from 2000 to 2002.

(d) Patty Townsend has served as Chief Financial Officer, Vice-President and Secretary of the Company since March 1, 2004. She has served as Controller of Golden Flake Snack Foods, since March 15, 1997.

401 (k) Profit Sharing Plan And Employee Stock Ownership Plan

The Company and its subsidiary each maintain a 401 (k) Profit Sharing Plan and Employee Stock Ownership Plan for the benefit of their employees. Annual contributions are made to the Plans in amounts as determined by the Board of Directors of each company. Contributions to the Employee Stock Ownership Plan are invested in stock of the Company which is held for the account of the participating employees and is distributed to the employees upon their retirement or termination of employment. All contributions to the Profit Sharing Plan and Employee Stock Ownership Plan are allocated to the accounts of the participating employees based upon their annual compensation and each employee account vests 100% in the employee after three years of service. The contribution to the plans for the fiscal year ended June 2, 2006 was $122,641, with the following amounts being credited to the accounts of the following persons named in the Summary Compensation Table: Mark McCutcheon $1,680; Randy Bates $1,230; David Jones $1,223 and Patty Townsend $832. (See Summary Compensation Table on page 10 - These amounts are included within compensation shown in table.)

The Employee Stock Ownership Plan provides that the shares held by the Trustee are voted by an administrative committee made up of 3 members. The Board of Directors of the Company determines the members of the committee. Present members of the administrative committee are: John S. Stein, Chairman of the Board, Mark W. McCutcheon, Chief Executive Officer and President of the Company and President of Golden Flake Snack Foods, Inc.; and Patty Townsend, Chief Financial Officer, Vice President and Secretary of the Company.

Long Term Incentive Plan

Shareholders have approved the Golden Enterprises, Inc. 1996 Long Term Incentive Plan (the "Plan"). The purpose of the Plan is to further the growth in earnings and market appreciation of the Company by providing long term incentives to those officers and key employees of the Company or its subsidiaries who make substantial contributions to the Company through their ability, loyalty, industry and invention.

The Plan is administered by the Stock Option Committee of the Board of Directors.

The Plan authorizes the Stock Option Committee to grant to officers and key employees in the Plan (i) stock options (which may be non-qualified options or incentive stock options for tax purposes), (ii) stock appreciation rights ("SARs") (which may be issued in tandem with stock options), (iii) restricted stock awards, (iv) performance units (which may be in stock, cash or a combination thereof), and (v) supplemental cash payments. Persons eligible to participate in the Plan shall be those officers and key employees of the Company and its subsidiaries who are in positions in which their decisions, actions and counsel significantly impact the performance of the Company or its subsidiaries. Participants are chosen from this group by the Stock Option Committee.

Shares Reserved for Issuance. The aggregate number of shares of the Company's common stock which may be issued under the Plan may not exceed 500,000. Shares subject to options granted under the Plan which expire unexercised, or shares subject to awards which are otherwise forfeited or canceled, will not count against this limit. The maximum number of shares with respect to which awards may be granted to any individual in any one year under the Plan is 100,000.

Stock Options. The Stock Option Committee is authorized to determine the terms and conditions of all option grants, subject to certain specific limitations as set forth in the Plan. In general, no option may be granted with an exercise price of less than the fair market value of a share of the Company's common stock on the date of grant (110% if the grantee beneficially owns more than 10% of such stock), the term of an option may not be longer than ten (10) years, and any option shall be subject to certain restrictions on transferability. Payment of the option price may be in cash, check or other instrument acceptable to the Stock Option Committee, or, in the discretion of the Stock Option Committee, in the form of unrestricted common stock of the Company owned by the optionee.

Stock Appreciation Rights. The Stock Option Committee is authorized to grant SARs either independent of or in connection with stock options granted under the Plan. The exercise of SARs will entitle the holder thereof to an amount (the "appreciation") equal to the difference between the fair market value of the common stock on the date the SAR was issued (or, in the case of SARs issued in connection with options, the exercise price under the related option agreement) and the fair market value of a share of common stock of the Company on the date the SAR is exercised. The appreciation will be payable in cash or common stock of the Company at the discretion of the Stock Option Committee. The exercise of SARs granted in connection with options will terminate those options.

The exercise of SARs which are paid in common stock will be treated as the issuance of the shares of common stock to which the SARs relate for purposes of calculating the maximum number of shares which have been issued under the Plan.

Restricted Stock. The Stock Option Committee is authorized to award restricted stock under the Plan subject to such terms and conditions as the Stock Option Committee may determine. The Stock Option Committee will have authority to determine the number of shares of restricted stock to be awarded, the price, if any, to be paid by the recipient of the restricted stock, and the date on which the restricted stock will vest. The vesting of restricted stock may be conditioned upon the completion of a specified period of service with the Company, upon the attainment of specified performance goals, or upon such other criteria as the Stock Option Committee may determine. The Stock Option Committee has the discretion to make loans to the recipients for the purchase price of the restricted stock and to accelerate the vesting of the restricted stock on a case by case basis at any time.

Performance Units. The Stock Option Committee may grant performance units under which payment may be made to the participant upon the attainment of specific performance goals. Such performance goals will be established by the Stock Option Committee and will relate to the performance of the Company (or any segment thereof) over a specified performance period, as judged under any business criteria deemed appropriate by the Stock Option Committee, including, without limitation, growth in earnings, the ratio of earnings to shareholder's equity or the ratio of earnings to total capital.

The Stock Option Committee shall determine the extent to which the performance targets have been attained, and what, if any, payment is due the participant on the performance unit. Such payment may be made, at the Stock Option Committee's discretion, in cash or common stock of the Company (based on the then current fair market value of such stock).

Supplemental Cash Payments. A stock option, SAR, restricted stock or performance unit award may provide for the Company to make a supplemental cash payment to a participant. Payments may be made for the purpose of, but not limited to, assisting the employee in paying income taxes resulting from an award under the Plan. In no event shall the amount of cash payment exceed the value of the award to which it relates.

During the fiscal year ended June 2, 2006, no incentive stock options or other rights were granted under the Plan to officers and key employees of the Company or its subsidiary. No executive officer exercised options during fiscal year 2006. Information concerning outstanding options is set forth in the following table.

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

(a) Name	(b) Shares Acquired on Exercise (#)	(c) Value Realized ($)	(d) Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	(e) Value of Unexercised In-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Mark W. McCutcheon CEO	0	0	60,000/0	$0/0
Randy Bates	0	0	29,000/0	$0/0
David Jones	0	0	30,000/0	$0/0
Patty Townsend	0	0	20,000/0	$0/0

Compensation Committee Interlocks and Insider Participation

During fiscal year 2006, the Compensation Committee of the Board of Directors (the "Compensation Committee") was comprised of John S. Stein, John S.P. Samford, James I. Rotenstreich, J. Wallace Nall, Jr., Joann F. Bashinsky and F. Wayne Pate. None of the members, with the exception of John S. Stein who is Chairman of the Board, are officers or employees of the Company or its subsidiary. F. Wayne Pate retired as President of the Company on May 31, 2000.

Compensation Committee Report On Executive Compensation

The Compensation Committee reviews the compensation structure of the Executive Officers of the Company and the top executive officer of Golden Flake Snack Foods, Inc. ("Golden Flake"), a wholly-owned subsidiary, and recommends to the Board the appropriate base and incentive bonus compensation of such officers.

The Stock Option Committee during fiscal 2006 was made up of James I. Rotenstreich, John S. P. Samford, John S. Stein, J. Wallace Nall, Jr., Joann F. Bashinsky and F. Wayne Pate. The Stock Option Committee determines the key employees of the Company and Golden Flake to whom stock options and stock appreciation rights are granted under the Company's Long Term Incentive Plan.

The Company's executive compensation program consists of three primary components: base salary, annual incentive bonus, and grants of stock options and stock appreciation rights.

Base salary is the foundation of executive compensation. Base salaries are reviewed annually and adjusted, if deemed appropriate, based upon recommendations of the Compensation Committee after its review of recommendations received from the Chairman of the Board ("Chairman").

Annual incentive bonus formulas are established for the Chief Executive Officer (CEO), President, Chief Financial Officer (CFO) and the top executive officer of Golden Flake. The CEO, President, CFO and the top executive officer of Golden Flake are paid a percentage of the company's pre-tax operating earnings that exceed a targeted return on equity.

The base salaries and incentive bonus formulas for fiscal 2006 reported in this Proxy Statement were recommended by the Compensation Committee in April, 2005 to the Board. The Compensation Committee received and reviewed recommendations from the Chairman, which recommendations were based upon a number of factors, including overall earnings of the Company and Golden Flake, pre-tax earnings from operations, return on equity, the financial performance of the Company and its subsidiary, the complexities of the job, and individual performance and achievements of each of the executive officers.

In reviewing the recommendations of the Chairman and in making its recommendations to the Board, the Compensation Committee undertook a subjective consideration of the executive officers' base salaries and incentive bonus formulas that was not related to any specific qualitative or quantitative criteria.

The Board's approval of such recommendations of the Compensation Committee have generally been based on its subjective analysis of what it considers to be a reasonable and appropriate base salary and incentive bonus formula for the CEO and other executive officers taking into consideration their individual job responsibilities and the financial performance of the Company during the prior fiscal year.

The Company has used stock options and stock appreciation rights to reward the performance of executives. These are granted under the Long Term Incentive Plan. Grant of stock options and stock appreciation rights are made by the Stock Option Committee to key employees after considering the recommendations of the Chairman.

The Compensation Committee believes that the incentive bonus formulas and stock options/stock appreciation rights assure that a significant portion of the CEO's compensation relate to the Company's performance.

The base salary and incentive bonus formula for Mark W. McCutcheon, the Company's CEO, during fiscal year 2006 were determined based upon his responsibilities and contributions to the Company and the performance of the Company. During fiscal 2006, Mr. McCutcheon received a base salary of $221,000 which was an increase of $6,000 from the prior year. Mr. McCutcheon's incentive bonus formula which was based upon a pre-determined percentage of the Company's pre-tax operating earnings that exceeded a target of return on equity, produced a bonus of $2,064 for fiscal 2006. Mr. McCutcheon did not receive any stock options during fiscal 2006.

In April of 2006, the Compensation Committee held its regular meeting to consider and recommend compensation for the fiscal year beginning June 1, 2006. At that meeting, the Compensation Committee, upon recommendation of John S. Stein, Chairman, and employing the factors and criteria set out above, recommended that the base salary for Mark W. McCutcheon as President and CEO be increased 3% from $221,000 to $227,000 and that the base salary of Patty Townsend, as CFO, Vice President and Secretary, be set at $110,000. The recommendations of the Compensation Committee were approved by the Board of Directors.

Compensation Committee: J. Wallace Nall, Jr., John S. P. Samford, James I. Rotenstreich, John S. Stein, Joann F. Bashinsky, and F. Wayne Pate.

Shareholder Return Performance Graph

The following graph illustrates, for the period commencing May 31, 2001, and ending June 2, 2006, the yearly percentage change in the cumulative total shareholder return on the Company's common stock as compared with the cumulative total returns of other companies included within the NASDAQ Stock Market (U.S. Companies) Index and the Company's Peer Group.

The Company has selected a Peer Group consisting of the four publicly-traded companies named below which are in the snack food industry. Most of the Company's direct competitors and peers are privately-held companies or subsidiaries or divisions of larger publicly-held companies so that the available members of the Peer Group are limited.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG GOLDEN ENTERPRISES, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX AND A PEER GROUP



DOLLARS
300
250
200
150
100
50
0
5/31/01
5/31/02
5/31/03
5/31/04
6/5/05
6/2/06
GOLDEN ENTERPRISES, INC.
NASDAQ STOCK MARKET (U.S.)
PEER GROUP

* $100 invested on 5/31/01 in stock or index-including reinvestment of dividends. Index calculated on month-end basis.

This graph assumes that $100 was invested in the Company's common stock on May 31, 2001, in the NASDAQ Stock Market (U.S. Companies) Index and in the Peer Group, which consisted of Lance, Inc., J & J Snack Foods Corp., Tasty Baking Co. and Ralcorp Holdings, Inc. and that dividends were re-invested.

CERTAIN TRANSACTIONS

During the fiscal year ended June 2, 2006, the law firm of Spain & Gillon, L.L.C., of which John P. McKleroy, Jr. is a member, served as General Counsel and performed various legal services for the Company and its subsidiary. The firm will continue to perform legal services for the current fiscal year.

Golden Flake owns a Cessna Citation II Airplane for business use. Sloan Y. Bashinsky, Sr., who died on August 2, 2005, leased the plane for personal use of up to 100 flight hours per year. The lease required monthly payments of $20,000. This lease with Mr. Bashinsky expired on January 31, 2006. On February 1, 2006, Joann F. Bashinsky, the wife of Sloan Y. Bashinsky, Sr., executed a new lease with Golden Flake to lease the airplane for personal use of up to 100 flight hours per year. This lease also requires monthly payments of $20,000. During fiscal year 2006, Mr. Bashinsky, his estate and Mrs. Bashinsky paid lease payments to Golden Flake of $240,000, and also paid all flight crew expenses for flights used under the leases. Both leases were structured so that the costs of ownership, maintenance, and operation of the plane to Golden Flake are offset by the lease payments and payment of the flight crew expenses on flights used under the leases. The lease with Mrs. Bashinsky is for a term of one year and automatically renews annually on each February 1, unless Golden Flake or Mrs. Bashinsky elects to terminate the same. The current lease term will expire on January 31, 2007. The use of the plane under the lease is coordinated with Golden Flake so as not to interfere with Golden Flake's business use.

The Company believes that these transactions were on terms equal to or better than those available from unaffiliated third parties.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee reviews with the independent auditors, the Company's Chief Financial Officer and the Company's general counsel the results of the independent auditor's annual report on the Company's financial statements. The Audit Committee selects and engages the Company's independent auditors and performs such additional functions as are necessary or prudent to fulfill the Committee's duties and responsibilities and reports its recommendations and findings to the full Board of Directors.

The Board of Directors has adopted a written charter for the Audit Committee, which is reviewed and reassessed for adequacy on an annual basis.

The Audit Committee has reviewed and discussed the audited financial statements for the year ended June 2, 2006 with management. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 ("SAS 61 "). The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No.1 and has discussed with the independent auditors their independence. The Audit Committee has also discussed with the management of the Company and the independent auditors, such other matters and received such assurances from them as deemed appropriate by the Audit Committee.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Company's Annual Report on form 10-K for filing with the Securities and Exchange Commission.

The Audit Committee has considered whether the provision of the non-audit services performed by Dudley, Hopton-Jones, Sims and Freeman PLLP, as described on Page 18 hereof is compatible with maintaining Dudley, Hopton-Jones, Sims and Freeman PLLP's independence.

Members of the Audit Committee: James I. Rotenstreich, John S. P. Samford and Edward R. Pascoe.

INDEPENDENT ACCOUNTANTS

Dudley, Hopton-Jones, Sims & Freeman PLLP, Certified Public Accountants ("Dudley, Hopton-Jones") were selected by the Audit Committee and ratified by the Board of Directors as the independent accountants to audit the Company's financial statements for the fiscal year ended June 2, 2006. Dudley, Hopton-Jones has served as independent auditors to the Company since 1977. Representatives of Dudley, Hopton-Jones will be present at the annual meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.

During the fiscal years ended 2006 and 2005, Dudley, Hopton-Jones provided various audit and non-audit services to the Company and its subsidiary. As part of their services as the Company's auditors, they audited the consolidated financial statements of the Company and its subsidiary, the individual financial statements of the Company and Golden Flake Snack Foods, Inc. and its subsidiary and also reviewed the Company's Annual Report (Form 10-K) for filing with the Securities and Exchange Commission.

Fees billed by Dudley, Hopton-Jones:

The following table shows information about fees billed to the Company by Dudley, Hopton-Jones.

	FYE 2006	FYE 2005
Audit Fees (1)	$162,375	$223,515
Audit Related Fees (2)	46,000	47,500
Tax Fees (3)	23,650	22,000
All Other Fees (4)	-0-	-0-

---

(1) Current FYE 2006 audit fees consist of the aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements and for the timely reviews of quarterly financial statements and assistance with the review of documents filed with the SEC. Prior FYE 2005 audit fees in addition to audit of

the Company's annual financial statements include the audit of the restated previously issued financial statements and the reviews of the amendments to previously issued quarterly filings.

(2) Audit related fees consist of the aggregate fees billed for audit of the Company's and the Company's subsidiary employee benefit plans.

(3) Tax fees consist of the aggregate fees billed for professional services rendered for tax compliance including tax planning, tax advice and the preparation of tax returns and claims for refunds.

(4) All other fees: Dudley, Hopton-Jones did not provide any other services to the Company than those described above nor were there any other fees billed to the Company than those described above.

The Audit Committee is required by its policy to pre-approve all services to be rendered by the Company's Independent Auditors prior to performance of such services. Pre-approval of services may be done in one of two ways, specific pre-approval or general pre-approval. With the use of specific pre-approval, the Audit Committee must specifically pre-approve the services that are to be rendered by the Independent Auditors prior to their engagement to render such services. The Audit Committee has elected to implement the specific pre-approved policy and procedure. As a result, all services provided by the Independent Auditors must be specifically pre-approved by the Audit Committee.

The services of the Independent Auditors described above were specifically pre-approved by the Audit Committee prior to the engagement of the Independent Auditors to render such services.

The Company has not selected the principal accountants to audit its financial statements for the current fiscal year. It is the Company's policy to select its principal accountants after the preceding year's audit has been completed and the Company has had time to consider the selection.

FINANCIAL STATEMENTS

Consolidated Financial Statements of the Company and its subsidiary for the fiscal year ended June 2, 2006, are contained in the 2006 Annual Report to Stockholders which accompanies this Proxy Statement. However, such Report and Financial Statements contained therein are not to be considered a part of this solicitation material since they are not deemed material to the matters to be acted upon at the meeting.

STOCKHOLDER PROPOSALS FOR 2007 ANNUAL MEETING

Any stockholder desiring to submit a proposal to be considered by the Board of Directors for inclusion in the proxy statement and form of proxy relating to next year's Annual Meeting of Stockholders must do so in writing received by the Company on or before May 31, 2007. Any other stockholder proposals for the Company's 2007 Annual Meeting of Stockholders must be received no later than July 27, 2007. The proposals must comply with all applicable statues and regulations. Any such proposals should be submitted to Golden Enterprises, Inc., Attention: Patty Townsend, CFO, Vice President & Secretary, One Golden Flake Drive , Birmingham, Alabama 35205.

CODE OF CONDUCT AND ETHICS

Golden Enterprises has adopted a code of Conduct and Ethics that applies to its directors, officers and employees and to all employees of Golden Flake Snack Foods, Inc. The Code of Conduct and Ethics and any amendments thereto, are available on Golden Flake's website at www.goldenflake.com. Any waiver from the Code of Conduct and Ethics for Directors and Officers also will be made available on Golden Flake's website at www.goldenflake.com.

OTHER BUSINESS

It is not anticipated that there will be presented to the meeting any business other than the matters set forth herein and the management was not aware, a reasonable time before this solicitation of proxies, of any other matter which may properly be presented for action at the meeting. If any other business should come before the meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors

John S. Stein
Chairman

MANAGEMENT OF GOLDEN ENTERPRISES, INC. AND ITS SUBSIDIARY

DIRECTORS OF GOLDEN ENTERPRISES, INC.

Joann F. Bashinsky Vice President of SYB, Inc.
Mark W. McCutcheon President and Chief Executive Officer of Golden Enterprises, Inc.
John P. McKleroy, Jr. Partner, Spain & Gillon, Counsel for the Company
J. Wallace Nall, Jr. President of Nall Development Corporation
Edward R. Pascoe Retired, Chairman of Steel City Bolt & Screw, Inc.
F. Wayne Pate Retired, President of Golden Enterprises, Inc.
James I. Rotenstreich Chairman and Chief Executive Officer of JHF Holdings, Inc.
John S.P. Samford President of Samford Capital Corporation
John S. Stein Chairman of the Board of Golden Enterprises, Inc.

OFFICERS

GOLDEN ENTERPRISES, INC.

John S. Stein Chairman of the Board of Golden Enterprises, Inc.
Mark W. McCutcheon President and Chief Executive Officer
Patty Townsend Chief Financial Officer, Vice-President and Secretary

GOLDEN FLAKE SNACK FOODS, INC.

Mark W. McCutcheon President and Treasurer
Randy Bates Executive Vice-President
David Jones Executive Vice-President
Patty Townsend Controller



Illinois
Indiana
Missouri
Oklahoma
Tennessee
North Carolina
Mississippi
Alabama
Georgia
Texas
Louisiana
Florida
SALES AREA
Length of Time in Area
OVER 30 YEARS
20 - 30 YEARS
★ Existing Plants